Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-276586

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

Information contained herein is subject to completion or amendment. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or other jurisdiction.

This prospectus supplement, together with the short form base shelf prospectus dated February 5, 2024 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated February 5, 2024 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the short form base shelf prospectus dated February 5, 2024 to which it relates from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference herein may be obtained upon request without charge from the secretary of the Company at Suite 201, 2067 Cadboro Bay Road, Victoria, BC, V8R 5G4 (Telephone (250) 509-3968) and are also available electronically at www.sedarplus.ca and www.sec.gov/edgar.

Subject to completion, dated February 18, 2026

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE SHORT-FORM BASE SHELF PROSPECTUS DATED FEBRUARY 5, 2024

New Issue

EUPRAXIA PHARMACEUTICALS INC.

US$●

● Common Shares

Pre-funded Warrants to Purchase up to ● Common Shares

This prospectus supplement, together with the accompanying short form base shelf prospectus dated February 5, 2024 to which it relates (the “shelf prospectus”), qualifies the distribution of ● common shares of Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) and, in lieu of common shares to certain investors that so choose, pre-funded warrants to purchase up to ● common shares. The public offering price of our common shares is US$● per common share. The public offering price of each pre-funded warrant will equal the price per common share at which common shares are being sold to the public in this offering, minus C$0.00001, and the exercise price of each pre-funded warrant will equal C$0.00001 per common share. The pre-funded warrants will be exercisable at any time after the date of issuance, subject to an ownership limitation. This offering of common shares and pre-funded warrants is being made concurrently in certain provinces of Canada under the terms of this prospectus supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-276586) filed with and declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

The outstanding common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market (“Nasdaq”), under the symbol “EPRX”. We have applied to list the common shares being distributed hereunder and those issuable upon exercise of the pre-funded warrants on the TSX and Nasdaq. Listing on the TSX and Nasdaq is subject to the fulfillment of all of the listing requirements of the TSX and Nasdaq, respectively. There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on the Nasdaq, TSX or any other national securities exchange or nationally recognized trading system. On February 17, 2026, the closing price of our common shares on the TSX and Nasdaq was C$11.26 and US$8.23 per common share, respectively.

Investing in our common shares and pre-funded warrants involves a high degree of risk. You should carefully read the risks that are described in the “Risk Factors” section beginning on page S-21 of this prospectus supplement.

	Per Share		Per Pre- Funded Warrant		Total
Public offering price(1)	US$	●	US$	●	US$	●
Underwriting discounts and commissions	US$	●	US$	●	US$	●
Proceeds to Eupraxia Pharmaceuticals Inc. (before expenses)(2)	US$	●	US$	●	US$	●

(1)	The public offering price has been determined through arm’s length negotiations between us and the underwriters.
(2)	See “Underwriting” for a description of the compensation payable to the underwriters.

We intend to grant the underwriters an option for a period of 30 days to purchase up to an additional US$● of our common shares.

Eupraxia is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying shelf prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the facts that (i) the Company is incorporated or organized under the laws of British Columbia, Canada, (ii) the majority of its officers and directors are residents of a country other than the United States, (iii) some or all of the underwriters or experts named in this prospectus supplement and the shelf prospectus may be residents of a country other than the United States and (iv) all or a substantial portion of the assets of the Company and the assets of the foregoing persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the common shares and pre-funded warrants described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, or who are resident in Canada may not be described fully herein. You should read the tax discussion contained in this prospectus supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Certain Canadian Federal Income Tax Considerations”, “Certain Material United States Federal Income Tax Considerations”, and “Risk Factors”.

Subscriptions for the common shares and pre-funded warrants will be received by the underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The common shares will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”) on or about ●, 2026, but in any event no later than ●, 2026. Delivery of the pre-funded warrants in certificated form is expected to be made on or about ●, 2026, but in any event no later than ●, 2026. It is expected that the Company will arrange for the instant deposit of the common shares under the book-based system of registration, to be registered to DTC or its nominee, or CDS or its nominee, and deposited with DTC or its nominee, or CDS or its nominee. No certificates evidencing the common shares will be issued to purchasers of the common shares. Purchasers of the common shares will receive only a customer confirmation from the underwriters or other registered dealer who is a DTC participant or CDS participant and from or through whom a beneficial interest in the common shares is purchased.

Joint Book-Running Managers

Cantor	LifeSci Capital

The date of this prospectus supplement is February ●, 2026.

The underwriters, as principals, conditionally offer the common shares and pre-funded warrants, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement.

The underwriters may also exercise their option to purchase up to an additional ● common shares from us, at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus supplement. If the underwriters exercise the option in full, the total proceeds, less the underwriting discounts and commissions and before expenses, to us will be US$● million. This prospectus supplement also qualifies the grant of the option to purchase additional common shares and distribution of any additional common shares issuable upon the underwriters’ exercise of the option. A purchaser who acquires common shares forming part of the underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the option to purchase additional common shares or secondary market purchases.

Underwriters’ position	Maximum size	Exercise period	Exercise price
Option to purchase additional common shares	● Common shares	Up to 30 days after the date of this prospectus supplement	US$● per common share

The underwriters may effect transactions that have the effect of raising or maintaining the market price of our common shares or preventing or delaying a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. In addition, the underwriters may engage in market stabilization or market balancing activities where the bid for or purchase of our securities is for the purpose of maintaining a fair and orderly market in such securities, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time. After the underwriters have made reasonable efforts to sell the common shares and pre-funded warrants at the offering price referred to above, the underwriters may offer the common shares and pre-funded warrants under this prospectus supplement to the public at prices lower than the public offering price referred to above. Any such reduction will not affect the proceeds received by us. See “Underwriting” in this prospectus supplement.

Neither Cantor Fitzgerald & Co. nor LifeSci Capital LLC is a registered dealer in any Canadian jurisdiction and, accordingly, neither is permitted to and neither will, directly or indirectly, advertise or solicit offers to purchase any of the common shares and pre-funded warrants offered hereby in Canada. Cantor Fitzgerald Canada Corporation and Bloom Burton Securities Inc. will solicit offers to purchase the common shares and pre-funded warrants offered hereby in Canada. See “Underwriting” in this prospectus supplement.

Certain legal matters related to this offering of common shares and pre-funded warrants are being passed upon on the Company’s behalf by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Troutman Pepper Locke LLP with respect to United States legal matters. Stikeman Elliott LLP is representing the underwriters with respect to Canadian legal matters and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is representing the underwriters with respect to United States legal matters.

Investing in Eupraxia’s securities is speculative and involves a high degree of risk. You should carefully read the “Risk Factors” in this prospectus supplement, the shelf prospectus and the documents incorporated by reference herein and therein. Potential investors are advised to consult their own legal counsel and other professional advisors in order to assess tax, legal and other aspects of an investment in Eupraxia. An investment in securities of the Company should only be undertaken by those persons who can afford the total loss of their investment.

PROSPECTUS SUPPLEMENT

S-i

BASE SHELF PROSPECTUS

S-ii

GENERAL MATTERS

This document is composed of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and adds to and supplements information contained in the shelf prospectus and the documents incorporated by reference therein. The second part is the shelf prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement is deemed to be incorporated by reference into the shelf prospectus solely for the purpose of this offering.

This prospectus supplement, the shelf prospectus and the documents incorporated by reference therein are part of the registration statement on Form F-10 that we have filed with the SEC. The registration statement became effective under the rules and regulations of the SEC on February 7, 2024. This prospectus supplement and the shelf prospectus do not contain all of the information set forth in the registration statement on Form F-10, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the registration statement on Form F-10. Investors in the United States should refer to the registration statement on Form F-10 and the exhibits thereto for further information with respect to the Company and the securities.

This prospectus supplement, the shelf prospectus and the documents incorporated by reference herein and therein include market share information and industry data and forecasts obtained from independent industry publications and surveys. References in such documents to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference in this prospectus supplement, the shelf prospectus or the documents incorporated by reference herein and therein. Although we believe these sources are reliable, we have not independently verified any of the data in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

Neither we nor the underwriters or their affiliates and agents have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the shelf prospectus, any amendment or supplement to this prospectus supplement or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters or their affiliates and agents take any responsibility for, or provide any assurance as to the reliability of, any other information that others may provide you. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of our common shares or pre-funded warrants, and that information appearing in any document incorporated by reference is accurate only as of the date of such document. Our business, financial condition, results of operations or prospects may have changed since those dates. This prospectus supplement is not an offer to sell or the solicitation of an offer to buy our common shares or pre-funded warrants in any circumstances under which such offer or solicitation is unlawful. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying shelf prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date, for example, a document incorporated by reference in the accompanying shelf prospectus, the statement in the document having the later date modifies or supersedes the earlier statement.

In this prospectus supplement, unless the context otherwise requires, the terms “Eupraxia”, the “Company”, “we”, “us”, and “our” refer to Eupraxia Pharmaceuticals Inc. and its subsidiaries.

Unless indicated otherwise, all information in this prospectus supplement is presented without giving effect to the exercise of the option to purchase additional common shares granted to the underwriters.

Neither we nor any of the underwriters have taken any action to permit a public offering of our common shares or pre-funded warrants or the possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than the United States and certain of the provinces of Canada. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement.

Unless otherwise indicated, financial information in this prospectus supplement, the shelf prospectus and the documents incorporated by reference therein has been prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise noted herein, all references to “$”, “US$”, “United States dollars”, or “U.S. dollars” are to the currency of the United States, and “C$”, “Canadian dollars”, or “dollars” are to the currency of Canada.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the highest exchange rates, lowest exchange rates, average exchange rates (based on the average of the exchange rates on the last day of each month in such periods), and the exchange rates at the end of each period, for Canadian dollars expressed in terms of one U.S. dollar, based upon the daily rate of exchange as published by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus supplement may vary.

	Year Ended December 31,	Nine Months Ended September 30,
	2025	2025	2024
	(in Canadian dollars)
Highest rate during the period	1.4603	1.4603	1.3858
Lowest rate during the period	1.3558	1.3558	1.3316
Average rate during the period(1)	1.3978	1.3988	1.3604
Rate at end of the period	1.3706	1.3921	1.3499

(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

As of February 17, 2026, the daily rate of exchange published by the Bank of Canada was US$1.00 = C$1.3656.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement. This summary does not contain all the information that you should consider before deciding to invest in our common shares and pre-funded warrants. You should read the entire prospectus supplement and the shelf prospectus, including the documents incorporated by reference herein, carefully, including “Risk Factors” in this prospectus supplement and the shelf prospectus and our financial statements and notes to those financial statements, before making an investment decision.

Overview

We are a clinical-stage biotechnology company seeking to leverage our proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. Each of our product candidates is designed to improve patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment and being well-tolerated in target and non-target tissues. Our strategy is to develop a portfolio of product candidates based on this delivery technology.

We currently have two distinct clinical development programs, one targeting eosinophilic esophagitis (“EoE”) and the second targeting chronic osteoarthritis (“OA”) pain in the knee. Both programs are broadly based upon the same active pharmaceutical ingredient (“API”), fluticasone propionate. The injectable drug is dispensed together with a “vehicle” diluent specifically designed for the target delivery modality and co-administered with the API. The same underlying API and extended-release formulation is being used in both development programs. In the future, we anticipate that therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates. The product candidate that is being developed specifically for submucosal injections in the gastrointestinal (“GI”) tract with an initial indication of EoE is referred to as EP-104GI, and the product candidate that is being developed for intra-articular (“IA”) injections with an initial indication of knee OA is referred to as EP-104IAR. EP-104 is intended to refer to the extended-release fluticasone propionate encapsulated with the Diffusphere™ technology, which is used in the formulation of both EP-104GI and EP-104IAR.

EoE has experienced a global increase in incidence and prevalence over the last decades, particularly in the US and Europe. Once classified as rare by the U.S. National Organization for Rare Disorders (“NORD”), a 5-fold increase in the prevalence of EoE was reported between 2009 and 2022. As a result of the rapid growth, the most accurate estimates of the incidence and prevalence of EoE are from the most recently published studies. Thel et al. reported in 2025 reported a standardized prevalence of 142.5/100 000 in the US, representing >470 000 cases in the US. These numbers were based on patient records from 2022 for patients under 65 (derived from MarketScan), and from patient records from 2017 for patients 65 years and older (derived from Medicare), and thus, given the current growth trajectory, we believe are likely an underestimate of the current EoE prevalence. Global Data Epidemiology Database estimates over 1.25 million U.S. EoE patients by 2030.

We are currently conducting a Phase 1b/2 clinical trial with EP-104GI in Canada, the Netherlands, Australia, the UK, Switzerland and New Zealand. We also received pre-Investigational New Drug (“IND”) feedback from the U.S. Food and Drug Administration (“FDA”) on December 3, 2024, to clarify IND-enabling early phase program requirements for conducting studies in the United States. We intend to continue development of EP-104GI through the ongoing clinical trial and any subsequent trials and other testing required by the FDA for submission of a New Drug Application (“NDA”) to potentially obtain commercial approval for marketing in the United States and around the world. We intend to evaluate the possibility of identifying a corporate partner to help with the development and/or commercialization of EP-104GI outside of the United States.

We have successfully completed a Phase 2b clinical trial with EP-104IAR in knee OA, and in January 2024, held a meeting with the FDA to determine the late-phase program requirements for an NDA submission and potential approval in the United States. We believe that the future success of the product candidate will be dependent on late phase development and commercialization expertise and will require significant resources. We are currently evaluating funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities and intend to modulate investment levels pending the outcome of this evaluation. We intend to use our capital resources previously identified for EP-104IAR development to continue development of EP-104GI.

Throughout 2025, the Company announced interim data from the RESOLVE Phase 1b/2a clinical trial evaluating the safety and efficacy of EP-104GI for the treatment of EoE. The data to date from all cohorts suggest that EP-104GI continues to be released into the esophagus at a relatively constant rate from week 2 through month 12, and that EP-104GI will likely be provided on an annual dosing interval.

In September 2025, the Company announced additional clinical data from the ongoing RESOLVE Phase 1b/2a trial, including the first results for 12 months follow-up after treatment with EP-104GI. These results showed that two of three patients in Cohort 5 (48 mg total dose; 4 mg per site) remained in clinical remission (defined as improvement of 3 points from baseline in Straumann Dysphagia Index) for one year. The Company observed that all dose cohorts evaluated through nine months (cohorts 5 and 6) maintained what the Company believes to be clinically meaningful improvements in tissue health, similar to that observed at 3 months as measured by the EoE Histological Scoring System (“EoEHSS”).

The Company has also observed a general trend in which patients receiving higher doses of EP-104GI and exhibiting higher plasma levels appear to show greater histologic and symptomatic improvements. This trend was also observed in the four-week data from patients (cohorts 8 and 9) from patients receiving the 120 mg or 160 mg total dose (administered across 20 injection sites). Serum glucose and cortisol levels have generally been stable post-dose. Transient decreases in serum cortisol have been observed, however, there has been no indication of adrenal insufficiency through clinical signs or symptoms or via ACTH stimulation tests. Procedural AEs that arose resolved quickly without treatment. To date, no serious adverse events (“SAEs”), nor any reported cases of oropharyngeal candidiasis, have been observed in the trial.

On July 8, 2025, we announced dosing of the first patient in a Phase 2b, randomized, placebo-controlled, dose-optimization portion of the RESOLVE trial. The Phase 2b portion will enroll a minimum of 60 participants randomized in a 1:1:1 ratio to receive one of two doses of EP-104GI or placebo. After six months, eligible patients initially dosed with placebo may elect to receive EP-104GI. The study is currently enrolling patients with the first clinical dose of 120 mg (6 mg per site x 20 sites). On September 29, 2025, we announced our intention to expand the EP-104GI development program, including increasing the number of patients in the Phase 2b portion of RESOLVE from 60 to at least 120 patients. Based on the safety, tolerability and efficacy outcomes observed in cohort 9 in the Phase 1b/2a trial, a dose of 160 mg (8 mg per site x 20 sites) as the second active dose level was selected as the second active dose.

Legal and Corporate Structure

We are a Canadian company incorporated on May 12, 2011, pursuant to the Canada Business Corporations Act (Alberta), under the name “Plaza Capital Partners Inc.” On May 11, 2012, we were continued to British Columbia pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), with the name “Eupraxia Pharmaceuticals Inc.” We have six material subsidiaries, Eupraxia Pharma, Inc., Eupraxia Holdings, Inc., Eupraxia Pharmaceuticals USA, LLC, Eupraxia Pharma USA Inc. each of which is incorporated or organized, as applicable, under the laws of the state of Delaware, AMDM Holdings Inc., which is incorporated under the laws of the state of Washington, and Eupraxia Pharmaceuticals Australia Pty Ltd, which is incorporated under the laws of the state of Victoria, Australia. All of our material subsidiaries are wholly-owned, except for Eupraxia Pharma, Inc. We hold 95% of the outstanding securities of Eupraxia Pharma, Inc. and

Amanda Malone, our Chief Scientific Officer, holds the remaining 5% of the outstanding securities. Our head office is located at 201 – 2067 Cadboro Bay Road, Victoria, British Columbia, Canada V8R 5G4.

Our website address is www.eupraxiapharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus supplement and is not incorporated by reference herein. We have included our website address in this prospectus supplement solely for informational purposes.

Our agent for service of process in the United States is Corporation Service Company and its telephone number is (800) 927-9800.

THE OFFERING

Common shares offered	● common shares (or ● common shares if the underwriters exercise their option to purchase additional common shares in full).

Pre-funded warrants offered	We are also offering, in lieu of common shares to certain investors that so choose, pre-funded warrants to purchase up to ● common shares. The purchase price of each pre-funded warrant will equal the price per common share at which common shares are being sold to the public in this offering, minus C$0.00001, and the exercise price of each pre-funded warrant will equal C$0.00001 per common share. Each pre-funded warrant will be exercisable from the date of issuance until the date the warrant is exercised in full, subject to an ownership limitation. See “Description of Pre-Funded Warrants”.

Common shares to be outstanding immediately after this offering	● common shares (or ● common shares if the underwriters exercise their option to purchase additional common shares in full), excluding the common shares issuable upon exercise of the pre-funded warrants.

Underwriters’ option to purchase additional shares	We intend to grant the underwriters an option for a period of 30 days after the date of this prospectus supplement to purchase up to US$● of additional common shares.

Use of proceeds	We intend to use the net proceeds from this offering primarily for the continued advancement of EP-104GI for EoE, including the completion of ongoing preclinical studies, and Phase 2 clinical trials, preparations for a Phase 3 clinical trial including the related regulatory submissions, and manufacturing activities, and to undertake the necessary commercial/market development activities to prepare for the eventual product launch. We also intend to use a portion of the proceeds to accelerate and expand our plans to pursue clinical studies with EP-104GI in multiple additional GI indications, including in esophageal strictures and fibrostenotic Crohn’s disease. A portion of the proceeds will be allocated to research and development of additional pipeline candidates, business development initiatives, and general corporate purposes, which may include but are not limited to employee salaries, working capital, leases for facilities, administrative expenses, and capital expenditures. We may also use a portion of the proceeds to expand our intellectual property portfolio and strengthen our corporate infrastructure to support future growth. See “Use of Proceeds” in this prospectus supplement.

Risk factors	See “Risk Factors” in this prospectus supplement and the shelf prospectus and other information included or incorporated by reference herein or therein for a discussion of factors you should consider carefully before deciding to invest in our common shares or pre-funded warrants.

TSX and Nasdaq symbol	Our outstanding common shares are listed and posted for trading on the TSX and Nasdaq under the symbol “EPRX”. We have applied to list the common shares being distributed hereunder on the TSX and

Nasdaq. We do not intend to list the pre-funded warrants on Nasdaq, TSX or any other national securities exchange or nationally recognized trading system.

Pre-funded warrants market	There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on the Nasdaq, TSX or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. See “Description of Pre-Funded Warrants”.

The number of common shares to be outstanding after the offering are computed on the basis of 50,598,331 common shares outstanding as of September 30, 2025. Unless otherwise indicated or the context otherwise requires, in this prospectus supplement, the number of common shares to be outstanding after this offering includes the common shares to be issued and sold by us under this offering, but excludes:

•	5,866,155 common shares issuable upon the exercise of stock options outstanding as of September 30, 2025, at a weighted-average exercise price of C$5.04 per common share;

•	3,949,536 common shares reserved for future issuance as of September 30, 2025 under our omnibus incentive plan;

•	8,905,638 common shares issuable on a one-to-one basis for no additional consideration upon conversion of the Series 1 Preferred Shares outstanding as of September 30, 2025;

•	8,506,577 common shares issuable upon exercise of warrants outstanding as of September 30, 2025, at a weighted-average exercise price of C$5.56 per warrant; and

•	562,500 common shares issuable upon exchange of outstanding non-voting Class B Shares of our subsidiary Eupraxia Pharma Inc. (the “Class B Shares”), in each case outstanding as of September 30, 2025.

Unless otherwise indicated, information contained in this prospectus supplement assumes or reflects:

•	no exercise of the underwriters’ option to purchase up to an additional US$● of common shares;

•	no exercise of outstanding stock options or warrants referred to above;

•	no conversion of Series 1 Preferred Shares into common shares;

•	no exchange of outstanding non-voting Class B shares for common shares; and

•	no exercise of the pre-funded warrants offered hereby.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We caution readers regarding forward-looking statements found in this prospectus supplement (including the documents incorporated by reference herein). This prospectus supplement, including the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “will”, “likely”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “goal”, “outlook”, “anticipate”, “believe”, “estimate”, “predict”, “project”, “forecast”, “estimate”, “potential”, “target”, “seek”, “contemplate”, “continue”, “design”, and “ongoing”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In addition, any statements in this prospectus supplement or in the documents incorporated by reference herein that refer to expectations, intentions, projections or other characterizations of future events or circumstances, contain forward-looking information. Such forward-looking information includes, but is not limited to:

•	our business strategies and objectives, including current and future plans, expectations and intentions;

•	our intention to evaluate funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities;

•	our ability to obtain sufficient funding for our operations, including funding for research, development and commercial activities;

•	our projected operating expenses and capital expenditures;

•	our ability to achieve profitability;

•	projected revenues, future trends, opportunities and growth in our industry and the drug development markets;

•	our ability to maintain and enhance our competitive advantages and technological advantages;

•	the anticipated market reaction of the target profile of EP-104GI, if approved;

•	the entry into commercial partnerships and commercialization of our technology;

•	our ability to enter into definitive agreements with our contract research organizations (“CROs”);

•	our ability to enter into co-development and/or collaborative partnerships;

•	our clinical development programs and activities and the estimated timing thereof;

•	the timing, status and results of clinical trials, including with respect to patient recruitment and data readout;

•	the success of regulatory submissions, including the belief that our planned clinical trials will support future NDA submissions for EP-104GI and EP-104IAR;

•	the obtaining of potential regulatory approval of our product candidates;

•	the hiring of additional research and development team members;

•	the potential for our technology to impact the drug delivery process;

•	the development of additional intellectual property, ability to patent or otherwise protect such developed intellectual property and licenses with third parties for intellectual property;

•	the ability of issued patents to provide protection for our products and technology in applicable jurisdictions;

•	our ability to protect, expand upon and exploit our existing intellectual property;

•	the entry into sponsored research agreements and the benefits therefrom;

•	our competitive advantages and those of our technology;

•	the planned development and future success of our product candidates and results gathered from studies thereof;

•	the development of products from our competitors;

•	the application of regulations and standards to our product candidates, future products, if approved, and services or research and development activities;

•	our retention of funds or payment of dividends;

•	the translation of our technologies and expansion of our offerings into clinical applications;

•	the potential benefits to patients from our platforms, if approved;

•	the value of the strategic relationship to our clients and investors;

•	our engagement with legal and regulatory authorities in various jurisdictions;

•	our anticipated use of proceeds from this offering and our existing cash and cash equivalents and the related estimated cash runway;

•	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements;

•	the issuance of common shares upon conversion of our Series 1 Preferred Shares, and upon exercise of our outstanding stock options and common share purchase warrants;

•	the demand and commercial viability of our technology;

•	the demand and market acceptance for product candidates we develop and for which we receive marketing authorization; and

•	our expectations regarding the completion of, and use of proceeds from, this offering.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those described in greater detail under “Risk Factors” in this prospectus supplement, the shelf prospectus and the documents incorporated by reference herein and therein, including:

•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;

•

we have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

•

we will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts, if any of our product candidates receive marketing authorization;

•

we are substantially dependent on the success of our lead product candidates EP-104GI, which is currently being studied in an open label Phase 1b/2 clinical study, and EP-104IAR, for which we are evaluating funding alternatives for the continued development, including potential partnership opportunities. If we are unable to complete development of, obtain approval for and commercialize EP-104GI or EP-104IAR, alone or through a potential partnership, in a timely manner, our business will be harmed;

•

if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

•

adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations;

•

clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates to the satisfaction of FDA or comparable foreign regulatory authorities;

•	our lead product candidates may not be successful for their intended use;

•

our current and future product candidates will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

•

the clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, European Medicine Agency (“EMA”), Health Canada, or other comparable foreign regulatory authorities or otherwise produce positive results;

•

we completely rely on third parties to provide supplies and inputs required for our product candidates and, if these third parties fail to fulfill their contractual obligations, we may be unable to pursue further development of our product candidates and our business could be substantially harmed;

•

we rely on CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

•

the manufacture of drugs is complex, and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented;

•

our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed;

•

the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our preclinical testing and clinical trials may not satisfy the requirements of the FDA, EMA, Health Canada, or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our common shares;

•

interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

•

any negative safety outcomes observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business;

•

significant adverse events, toxicities or other undesirable adverse events observed with our current or future product candidates when used alone or in combination with other products may result in a safety profile that could inhibit regulatory approval, prevent market acceptance and limit their commercial potential, if approved, or result in significant negative consequences;

•

where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or Breakthrough Therapy designation. Even if we receive a designation that would allow for expedited review, we can provide no assurance that we will be able to obtain FDA or other regulatory approval sooner or at all;

•

if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

•	we have a novel technology with uncertain market acceptance if any of our product candidates are approved;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•

clinical drug development is a lengthy, expensive, and inherently uncertain process, and we may experience delays in completing, or ultimately be unable to successfully complete the clinical trials needed for regulatory approval;

•	the FDA, EMA, Health Canada, and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction;

•

obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	if the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected, and our business may suffer;

•	even if our product candidates receive regulatory approval, we will be subject to significant post marketing regulatory requirements and oversight;

•	FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates;

•

the FDA and other regulatory agencies actively enforce the laws and regulations prohibiting promotion that is not consistent with product labeling and failure to comply with these laws and other laws relating to promotion could subject us to enforcement action;

•

if the current U.S. presidential administration and leadership at the Department of Health and Human Services successfully ban direct-to-consumer (“DTC”) advertising of prescription drugs or the interim further restrictions on DTC advertising recently announced are implemented, our inability to promote or effectively promote to consumers may hinder our commercialization efforts;

•

disruptions at the FDA and other government agencies caused by actions taken by the current U.S. presidential administration or through legislative or judicial action, reductions in force, government shutdowns, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we rely on key personnel;

•	we may not be able to successfully execute our business strategy;

•	we are in a highly competitive industry which is continuously evolving with technological changes;

•	our future success will depend on our ability to continually enhance and develop our product candidates;

•

we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

•

if we are unable to differentiate EP-104 from existing therapies, or if the FDA or other applicable regulatory authorities approve additional, and potentially less costly, therapies that compete with EP-104, our ability to successfully commercialize EP-104GI or EP-104IAR, if approved, would be adversely affected;

•

there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, and implementation of new legislative or regulatory policies by the U.S. government could impose additional costs on the Company, result in delayed timelines, or otherwise negatively impact the Company, which could have a material adverse impact on the Company’s business;

•	a variety of risks associated with potential international business relationships could materially adversely affect our business;

•	collaboration arrangements we may enter into in the future may not be successful;

•	provisions of any future debt instruments may restrict our ability to pursue our business strategies;

•	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;

•

we are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations;

•

our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor;

•	we may fail to manage our growth successfully which may adversely impact our operating results;

•	guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize;

•	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

•

if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104, if approved for any indication, and any other future products;

•

our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

•	we may be subject to securities litigation, which is expensive and could divert management attention;

•	our directors and executive officers may be affiliated with other biotech companies and may have conflicts of interest;

•	our business may be affected by macroeconomic conditions;

•	our business may be affected by global geopolitical risks;

•	we may be responsible for corruption and anti-bribery law violations;

•	we are subject to foreign exchange risks;

•	we are subject to taxation risks and changing rules by different tax authorities;

•	we are subject to a number of risks and hazards and may not be sufficiently insured for all of them;

•	we devote significant resources to regulatory compliance as a public entity;

•

if we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations;

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

•

if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	our patent rights may prove to be an inadequate barrier to competition;

•

our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts;

•	we may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses;

•

we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline;

•

derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party;

•

we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may be subject to claims challenging the inventorship or ownership of our patents, the patents we license, and other intellectual property;

•	patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

•

obtaining and maintaining our patent protection depends on compliance with various procedural, documentary submission, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

•

we may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers;

•	our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

•

if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

•

coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies, if approved, profitably;

•

our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

•

our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements;

•	our research and development activities could be affected or delayed as a result of possible restrictions on animal testing;

•	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

•	there is no public market for pre-funded warrants being offered in this offering, and we do not expect a market to develop;

•	the market price of the common shares may be volatile;

•	we will have broad discretion over the use of proceeds from this offering, and we may not use the proceeds in the desired manner;

•	new investors in our common shares and pre-funded warrants will experience immediate and substantial dilution after this offering;

•	investors may lose their entire investment;

•	we have no history of dividends;

•	our existing executive officers and directors own a significant percentage of common shares and may have a significant impact over matters submitted to our shareholders for approval;

•	future sales of common shares by our existing shareholders could cause our share price to decline;

•	we will need to raise additional financing in the future which may dilute our share capital;

•

if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our common shares, the trading price or trading volume of our common shares could decline;

•

the outstanding Series 1 Preferred Shares, and any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common shares, which could depress the price of our common shares;

•	our constating documents permit us to issue an unlimited number of common shares without additional shareholder approval;

•

raising additional capital may cause dilution to our shareholders, including purchasers of common shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•

we have stock options, warrants, Series 1 Preferred Shares convertible into common shares, and shares of a subsidiary exchangeable for common shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

•	our common shares may have limited liquidity;

•	we cannot assure you that an active market will develop for common shares on Nasdaq;

•	U.S. investors may not be able to obtain enforcement of civil liabilities against us;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;

•	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

•	U.S. holders of our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company; and

•	if a U.S. holder is treated as owning at least 10% of our common shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information, including but not limited to the factors in the “Risks Factors” section of this prospectus supplement and the shelf prospectus and the documents incorporated by reference herein and therein. Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus supplement and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Although the forward-looking information contained in this prospectus supplement and in the documents incorporated by reference herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus supplement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond our control. All forward-looking statements included in this prospectus supplement and the shelf prospectus, and the documents incorporated herein and therein by reference are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this prospectus supplement, or the documents incorporated by reference herein are made as at the date hereof or thereof and we undertake no obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events, or otherwise, except as may be required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company, at Suite 201, 2067 Cadboro Bay Road, Victoria, BC, V8R 5G4, Canada (Telephone (250) 590-3968) or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca or the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov/edgar.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

•	the annual information form of the Company dated March 20, 2025 for the year ended December 31, 2024 (the “Annual Information Form”);

•

the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, together with the notes thereto and the report of the independent registered public accounting firm thereon;

•	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2024;

•	the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2025;

•	management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended September 30, 2025 (the “Interim MD&A”);

•	the management information circular dated April 25, 2025, distributed in connection with the annual general and special meeting of shareholders held on June 2, 2025;

•	the material change report dated February 20, 2025, regarding the appointment of Alex Rothwell as Chief Financial Officer; and

•	the material change report dated September 25, 2025, regarding the closing of the Company’s brokered public offering for gross proceeds of approximately US$80.5 million.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus required to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circulars or amendments thereto filed by the Company with any securities commissions or similar regulatory authority in any province or territory of Canada subsequent to the date of this prospectus supplement and prior to the expiry of this prospectus supplement, or the completion of the issuance of common shares or pre-funded warrants pursuant hereto, will be deemed to be incorporated by reference in this prospectus supplement and will automatically update and supersede information contained or incorporated by reference in this prospectus supplement. In addition, to the extent that any document or information incorporated by reference into this prospectus supplement and the shelf prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus supplement forms a part. The Company may also incorporate by reference into this prospectus supplement or the registration statement on Form F-10 of which it forms a part, other information filed with or furnished to the SEC under the U.S. Exchange

Act of 1934, as amended (the “U.S. Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this prospectus supplement and the shelf prospectus, and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 - Short Form Prospectus Distributions) filed after the date of this prospectus supplement and before the termination of the distribution of the common shares and pre-funded warrants offered pursuant to this prospectus supplement (together with the shelf prospectus) is deemed to be incorporated by reference in this prospectus supplement.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this prospectus supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, as applicable, filed prior to the commencement of the financial year of the Company in which such annual information form is filed shall be deemed to no longer be incorporated into this prospectus supplement for purpose of future offers and sales of securities under this prospectus supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this prospectus supplement is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations, as applicable, shall be deemed to no longer be incorporated into this prospectus supplement for purposes of future offers and sales of Securities under this prospectus supplement.

References to our website in any documents that are incorporated by reference into this prospectus supplement do not incorporate by reference the information on such website into this prospectus supplement, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

Before filing the prospectus supplement in respect of this offering, we and the underwriters held road shows from February 12, 2026 to February 18, 2026, to which potential investors in the United States and in each of the provinces of Canada, except Quebec, were able to attend. We and the underwriters provided marketing materials to those potential investors in connection with those meetings, relying on an exemption under applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings not to file marketing materials relating to those road show meetings on the SEDAR+ website (www.sedarplus.ca) or include or incorporate them by reference in the final prospectus supplement.

In order to rely on this exemption, we and the underwriters are required to give Canadian investors certain contractual rights in the event that the marketing materials described above contain a misrepresentation. Accordingly, we and the underwriters have agreed that, in the event that the marketing materials contain a misrepresentation (as defined in applicable Canadian securities laws), a purchaser resident in each of the provinces of Canada, except Quebec, who was provided with those marketing materials in connection with the road shows and who purchased the securities offered under this prospectus supplement during the period of distribution shall have, with respect to the misrepresentation and without regard to whether the purchaser relied on it, equivalent rights against us and the underwriters as the rights provided under the securities laws of the jurisdiction of Canada in which that purchaser resides, subject to the defenses, limitations and other terms of such securities laws, as if the misrepresentation was contained in this prospectus supplement.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this prospectus supplement, and (ii) to any “comparables” as such term is defined in National Instrument 41-101 – General Prospectus Requirements in the marketing materials provided in accordance with applicable securities legislation.

RISK FACTORS

Before making an investment decision, prospective purchasers of common shares and pre-funded warrants should carefully consider the information described in this prospectus supplement, the shelf prospectus and the documents incorporated by reference herein and therein. Some of the risk factors described herein, in the shelf prospectus and in the documents incorporated by reference herein and therein, are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows, and your investment in common shares and pre-funded warrants could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our current and projected business operations and our financial condition and results of operations. Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus supplement and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. We cannot assure you that we will successfully address any or all of these risks. For additional information in respect of the risks affecting our business, see the section “Risk Factors” of our Annual Information Form, which is incorporated herein by reference and is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Risks Relating to this Offering

There is no public market for pre-funded warrants being offered in this offering, and we do not expect a market to develop.

We do not intend to list the pre-funded warrants on Nasdaq, TSX or any other national securities exchange or nationally recognized trading system. Investors may be unable to sell the pre-funded warrants at the prices desired or at all. There can be no assurance that a liquid market will develop or be maintained for the pre-funded warrants, or that an investor will be able to sell any of the pre-funded warrants at a particular time, if at all. The liquidity of the trading market in the pre-funded warrants and the sale of price, if any, for the pre-funded warrants, may be adversely affected by, among other things: changes in the overall market for the pre-funded warrants; changes in the Company’s financial performance or prospects; changes or perceived changes in the Company’s creditworthiness; the prospect for companies in the industry generally; the number of holders of the pre-funded warrants; and the interest of securities dealers in making a market for the pre-funded warrants.

We will not receive a significant amount or may not receive any additional funds upon the exercise of the pre-funded warrants.

The pre-funded warrants are exercisable for C$0.00001 per common share underlying such pre-funded warrants or it may be exercised by way of a cashless exercise, meaning that the holders may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of our common shares determined according to the formula set forth in the pre-funded warrants. Accordingly, we will not receive a significant amount or may not receive any additional funds upon the exercise of the pre-funded warrants.

The holders of the pre-funded warrants purchased in this offering will have no rights as holders of our common shares with respect to the common shares underlying such pre-funded warrants until such holders exercise the pre-funded warrants and acquire our common shares.

Until a holder of our pre-funded warrants acquires our common shares upon exercise of the pre-funded warrants, such holder of the pre-funded warrants will have no rights with respect to the common shares underlying such pre-funded warrants including with respect to dividends and voting rights. Upon exercise of the pre-funded warrants, such holder will be entitled to exercise the rights of a holder of our common shares with respect to the common shares underlying such pre-funded warrants only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial holders of our common shares may not be permitted to exercise the pre-funded warrants that they hold.

A holder of the pre-funded warrants will not be entitled to exercise any portion of such pre-funded warrants which, upon giving effect to such exercise, would cause (i) the aggregate number of our common shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or 9.99%) of the number of our common shares outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or 9.99%) of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Such percentage may be increased or decreased by the holder of the pre-funded warrants to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us.

As a result, you may not be able to exercise your pre-funded warrants for our common shares at a time when it would be financially beneficial for you to do so. In such circumstance you should seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

The market price of the common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

The market price of the common shares may fluctuate due to a variety of factors relative to our business, including the following:

•

announcements by us or our competitors of new products, product candidates or new uses for existing products, significant contracts, commercial relationships or capital commitments and the timing of these introductions or announcements;

•	actions by any of our collaborators regarding our product candidates they are developing, including announcements regarding clinical or regulatory decisions or developments of our collaboration;

•	unanticipated serious safety concerns related to the use of any of our product candidates and any products for which we receive marketing authorization;

•

negative or inconclusive results from preclinical testing or clinical trials of our product candidates, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or resulting in a decision to terminate the continued development of a product candidate;

•	delays of clinical trials of our product candidates;

•	failure to obtain or delays in obtaining or maintaining product approvals or clearances from regulatory authorities;

•	adverse regulatory or reimbursement announcements;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, licenses, joint ventures or capital commitments;

•	the results of our efforts to discover or develop additional product candidates;

•	our dependence on third parties, including our collaborators, CROs, clinical trial sponsors and clinical investigators;

•	regulatory or legal developments in Canada, the United States or other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual or anticipated quarterly variations in our financial results or those of our competitors;

•	sales of common shares by us, our insiders or our shareholders in the future, as well as the overall trading volume of the common shares;

•	changes in the structure of healthcare payment systems;

•	commencement of, or our involvement in, litigation;

•	general economic, industry and market conditions;

•

market conditions in the pharmaceutical and biotechnology sectors and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	the other factors described in the section “Risk Factors” of our Annual Information Form.

The effect of these and other factors on the market price of the common shares on the TSX, Nasdaq, or any other exchange that we list securities on in the future, cannot be predicted. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Our management will have broad discretion over the use of proceeds from this offering, and we may not use the proceeds in the desired manner.

Our management will have discretion concerning the use of the proceeds from this offering, as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Our management may use the net proceeds other than as described under the heading “Use of Proceeds” if they believe it would be in our best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer.

New investors in our common shares and pre-funded warrants will experience immediate and substantial dilution after this offering.

Since the public offering price for our common shares and pre-funded warrants in this offering is substantially higher than the net tangible book value per common share outstanding prior to this offering, you will suffer immediate and substantial dilution in the net tangible book value of the common shares and pre-funded warrants you purchase in this offering. If the underwriters exercise their option to purchase additional common shares, you will experience additional dilution.

The issuance of additional common shares could be dilutive to shareholders if they do not invest in future offerings. In addition, we have a significant number of outstanding stock options, outstanding warrants that are exercisable for common shares, and Series 1 Preferred Shares that are convertible into common shares to purchase our common shares. If these securities are exercised or converted, as applicable, you may incur further dilution. Moreover, to the extent that we issue additional options to purchase, or securities convertible into or exchangeable for, common shares in the future and those options or other securities are exercised, converted or exchanged, shareholders may experience further dilution.

Investors may lose their entire investment.

An investment in the common shares or pre-funded warrants is speculative and may result in the loss of an investor’s entire investment in us. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in us.

We have no history of dividends.

To date, we have not paid any dividends on the outstanding common shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on the common shares in the foreseeable future. Any decision to pay dividends on our shares will be made at the discretion of our board of directors and will depend on our earnings, financial requirements and other conditions existing at such time, including potential restrictions on paying dividends pursuant to any effective credit agreements.

Our existing executive officers and directors own a significant percentage of common shares and may have a significant impact over matters submitted to our shareholders for approval.

Our executive officers and directors own approximately 11.01% of the issued common shares as of December 31, 2025. As a result, these shareholders, if they acted together, could significantly impact all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This may also prevent or discourage unsolicited acquisition proposals or offers for the common shares that other shareholders may feel are in their best interest.

Future sales of common shares by our existing shareholders could cause our share price to decline.

Subject to compliance with applicable securities laws, our officers, directors and significant shareholders may sell some or all of their common shares in the future. No prediction can be made as to the effect, if any, such future sales of common shares will have on the market price of the common shares prevailing from time to time. However, the future sale of a substantial number of common shares by our officers, directors and significant shareholders or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares.

We will need to raise additional financing in the future which may dilute our share capital.

Our notice of articles and articles (the “Articles”) permit the issuance of an unlimited number of common shares. Future issuances of common shares will result in dilution to the existing shareholders. Additionally, future sales of the common shares into the public market may lower the market price that may result in losses to our shareholders. We may, from time to time, issue stock options to purchase additional common shares in accordance with the policies of the TSX and Nasdaq. Most of these common shares, including the common shares to be issued upon exercise of options, are freely tradable or will be freely tradeable after a four-month restriction period. Sales of substantial amounts of the common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of common shares.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our common shares, the trading price or trading volume of our common shares could decline.

The trading market for common shares will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our common shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common shares price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our common shares to decline.

The outstanding Series 1 Preferred Shares, and any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common shares, which could depress the price of our common shares.

Our board of directors has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. The Company currently has 8,905,638 Series 1 Preferred Shares issued and outstanding, and may issue additional preferred shares in the future. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of our common shares. The potential issuance of preferred shares may delay or prevent a change in control, discourage bids for our common shares at a premium over the market price and adversely affect the market price and other rights of the holders of our common shares.

Our constating documents permit us to issue an unlimited number of common shares without additional shareholder approval.

Our Articles permit us to issue an unlimited number of common shares. We anticipate that we will, from time to time, issue additional common shares in the future. Subject to the requirements of the TSX and Nasdaq, we will not be required to obtain the approval of shareholders for the issuance of additional common shares. Any further issuances of common shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Raising additional capital may cause dilution to our shareholders, including purchasers of common shares in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common shareholder. We are authorized to issue an unlimited number of common shares. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may be required to relinquish valuable rights to our future revenue streams, product candidates, research programs, intellectual property or proprietary technology, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common shares. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we might otherwise prefer to develop and market ourselves, or on less favorable terms than we would otherwise choose.

We have warrants, Series 1 Preferred Shares convertible into common shares, and shares of a subsidiary exchangeable for common shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders.

In addition, we have outstanding stock options representing a right to receive common shares upon vesting and the exercise of the stock options, outstanding warrants that are exercisable for common shares, and Series 1 Preferred Shares that are convertible into common shares. Pursuant to the terms of our amended and restated stock option plan, the number of common shares we may grant under such plan will automatically increase upon the closing of this offering such that the aggregate number of common shares that may be reserved for issuance under the stock option plan equals 18.5% of our outstanding common shares. Furthermore, Eupraxia Pharma Inc., our subsidiary, has non-voting Class B shares outstanding that are exchangeable into common shares at any time at the election of the holder. The exercise of stock options and warrants, the conversion of Series 1 Preferred Shares into common shares, and the exchange of such Class B shares and the subsequent resale of such common shares in the public market, could adversely affect the prevailing market price of the common shares and our ability to raise equity capital in the future at a time and price which we deem appropriate. We may also enter into commitments in the future which would require the issuance of additional common shares and we are expected to grant additional stock options. Any common shares issuances from our treasury will result in immediate dilution to existing shareholders’ percentage interest in us.

Our common shares may have limited liquidity.

Our shareholders may be unable to sell significant quantities of common shares into the public trading markets without a significant reduction in the price of their common shares, or at all. There can be no assurance that there will be sufficient liquidity of the common shares on the trading market, and that we will continue to meet the listing requirements of the TSX, maintain a listing on Nasdaq, or achieve or maintain a listing on any other securities exchange.

We cannot assure you that an active market will develop for common shares on Nasdaq.

Our common shares are listed on the TSX under the symbol “EPRX”, and were approved for listing on Nasdaq on April 5, 2024, under the symbol “EPRX”. Prior to this listing, there had been no prior public trading market for the common shares on Nasdaq. We cannot assure you that our listing of the common shares on Nasdaq will be maintained, or that an active trading market for the common shares will develop on Nasdaq or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell the common shares when desired or the prices that you may obtain for your shares.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, and related rules and regulations, applicable to U.S. domestic issuers. We do not file all of the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

U.S. holders of our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in which case U.S. holders would be subject to a special, generally adverse tax regime. Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the value of our assets (as determined under applicable U.S. Treasury Regulations, which may be determined in part by the market value of our shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We will be treated as owning the proportionate share of the assets and earning the proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). We have not completed a formal assessment of our status as a PFIC for 2025 or for the current taxable year; however, based on our gross income and gross assets, we believe that we were a PFIC for the taxable year ending December 31, 2025, and may be a PFIC for subsequent taxable years. Our status as a PFIC is a fact-intensive determination, and we cannot provide any assurance regarding our PFIC status for the current taxable year or future taxable years.

If we are a PFIC for any year, U.S. holders of our shares may suffer adverse tax consequences. If we are a PFIC in any year with respect to which a U.S. holder owns our shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our shares, whether or not we remain a PFIC unless such U.S. holder makes a qualified electing fund or mark-to-market election. Gains realized by non-corporate U.S. holders on the sale of our shares would be taxed as ordinary income, rather than as capital gain, and the preferential tax rate applicable to dividends received on our common shares would be lost. Interest charges would also be added to taxes on gains and dividends realized by all U.S. holders. U.S.

holders should consult their own tax advisors with respect to their particular circumstances. In order to make either a qualified electing fund or mark-to-market election certain requirements must be met. We cannot provide any assurances that these requirements will be met in order for U.S. holders to be able to make a qualified electing fund or mark-to-market election. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.

The PFIC rules, including the rules governing any elections that may potentially be made by a U.S. Holder, are extremely complex. Each U.S. holder should consult its own tax advisor regarding our potential PFIC status and how the PFIC rules (including elections that may be available thereunder) would affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

If a U.S. holder is treated as owning at least 10% of our common shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Generally, a non-U.S. corporation is deemed as a controlled foreign corporation if more than 50% of its stock (by voting power or value) is owned (directly, indirectly or constructively) by U.S. shareholders. We will generally be classified as a controlled foreign corporation if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by U.S. shareholders. In addition, since our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. If we or any of our non-U.S. subsidiaries are treated as controlled foreign corporations, a U.S. shareholder would be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporation, regardless of whether we make any distributions, and generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder of a U.S. corporation. In addition, failure to comply with certain reporting obligations may subject a U.S. shareholder to monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a U.S. shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.

DESCRIPTION OF THE BUSINESS

Overview of the Company

We are a clinical-stage biotechnology company seeking to leverage our proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. Each of our product candidates is designed to improve patient benefit by providing more prolonged activity than currently available treatments, combined with an improved PK and related safety profile and precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment and being well-tolerated in target and non-target tissues. Our strategy is to develop a portfolio of product candidates based on this delivery technology.

We currently have two distinct clinical development programs, one targeting EoE and the second targeting chronic OA pain in the knee. Both programs are broadly based upon the same API, fluticasone propionate. The injectable drug is dispensed together with a “vehicle” diluent specifically designed for the target delivery modality and co-administered with the API. The same underlying API and extended-release formulation is being used in both development programs. In the future, we anticipate that therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates. The product candidate that is being developed specifically for submucosal injections in the GI tract with an initial indication of EoE is referred to as EP-104GI, and the product candidate that is being developed for IA injections with an initial indication of knee OA is referred to as EP-104IAR. EP-104 is intended to refer to the extended-release fluticasone propionate encapsulated with the Diffusphere™ technology, which is used in the formulation of both EP-104GI and EP-104IAR.

EoE has experienced a global increase in incidence and prevalence over the last decades, particularly in the US and Europe. Once classified as rare by the U.S. National Organization for Rare Disorders (“NORD”), a 5-fold increase in the prevalence of EoE was reported between 2009 and 2022. As a result of the rapid growth, the most accurate estimates of the incidence and prevalence of EoE are from the most recently published studies. Thel et al. reported in 2025 a standardized prevalence of 142.5/100 000 in the US, representing >470 000 cases in the US. These numbers were based on patient records from 2022 for patients under 65 (derived from MarketScan), and from patient records from 2017 for patients 65 years and older (derived from Medicare), and thus, given the current growth trajectory, we believe are likely an underestimate of the current EoE prevalence. Global Data Epidemiology Database estimates over 1.25 million U.S. EoE patients by 2030.

We are currently conducting a Phase 1b/2 clinical trial with EP-104GI in Canada, the Netherlands, Australia, the UK, Switzerland and New Zealand. We also received pre-IND feedback from the FDA on December 3, 2024, to clarify IND-enabling early phase program requirements for conducting studies in the US. We intend to continue development of EP-104GI through subsequent clinical trials required by the FDA and other global regulatory bodies to obtain commercial approval for marketing in the United States and around the world. We intend to consider the possibility of identifying a corporate partner to help with the development and/or commercialization of EP-104GI in markets outside of the US.

Throughout 2025, the Company announced interim data from the RESOLVE Phase 1b/2a clinical trial evaluating the safety and efficacy of EP-104GI for the treatment of EoE. The data to date from all cohorts suggest that EP-104GI continues to be released into the esophagus at a relatively constant rate from week 2 through month 12, and that EP-104GI will likely be provided on an annual dosing interval.

In September 2025, the Company announced additional clinical data from the ongoing RESOLVE Phase 1b/2a trial, including the first results for 12 months follow-up after treatment with EP-104GI. These results showed that two of three patients in Cohort 5 (48 mg total dose; 4 mg per site) remained in clinical remission (defined as improvement of ⇦3 points from baseline in Straumann Dysphagia Index) for one year. The Company observed that all dose cohorts evaluated through nine months (cohorts 5 and 6) maintained what the Company believes to be clinically meaningful improvements in tissue health, similar to that observed at 3 months as measured by the EoEHSS.

The Company has also observed a general trend in which patients receiving higher doses of EP-104GI and exhibiting higher plasma levels appear to show greater histologic and symptomatic improvements. This trend was also observed in the four-week data from patients (cohorts 8 and 9) from patients receiving the 120 mg or 160 mg total dose (administered across 20 injection sites). Serum glucose and cortisol levels have generally been stable post-dose. Transient decreases in serum cortisol have been observed, however, there has been no indication of adrenal insufficiency through clinical signs or symptoms or via ACTH stimulation tests. Procedural AEs that arose resolved quickly without treatment. To date, no SAEs, nor any reported cases of oropharyngeal candidiasis, have been observed in the trial.

On July 8, 2025, we announced dosing of the first patient in a Phase 2b, randomized, placebo-controlled, dose-optimization portion of the RESOLVE trial. The Phase 2b portion will enroll a minimum of 60 participants randomized in a 1:1:1 ratio to receive one of two doses of EP-104GI or placebo. After six months, eligible patients initially dosed with placebo may elect to receive EP-104GI. The study is currently enrolling patients with the first clinical dose of 120 mg (6 mg per site x 20 sites). On September 29, 2025, we announced our intention to expand the EP-104GI development program, including increasing the number of patients in the Phase 2b portion of RESOLVE from 60 to at least 120 patients. Based on the safety, tolerability and efficacy outcomes observed in cohort 9 in the Phase 1b/2a trial, a dose of 160 mg (8 mg per site x 20 sites) as the second active dose level was selected as the second active dose.

We have successfully completed a Phase 2b clinical trial with EP-104IAR in knee OA, and in January 2024, held a meeting with the FDA to determine the late-phase program requirements for an NDA submission and potential approval in the United States. We believe that the future success of the product candidate will be dependent on late phase development and commercialization expertise and will require significant resources. We are currently evaluating funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities and intend to modulate investment levels pending the outcome of this evaluation. We intend to use our capital resources previously identified for EP-104IAR development to continue development of EP-104GI.

Further information regarding the business of the Company can be found in our Annual Information Form and Interim MD&A, and the other documents incorporated by reference into this prospectus supplement available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference”.

DESCRIPTION OF PRE-FUNDED WARRANTS

The pre-funded warrants issued under the Offering will be issued in certificated form. The following description is subject to the detailed provisions of the form of certificate for the pre-funded warrants (the “Warrant Certificate”). Reference should be made to the Warrant Certificate for the full text of attributes of the pre-funded warrants.

Each whole pre-funded warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share. The pre-funded warrants will not expire until exercised in full. The pre-funded warrants will have a nominal exercise price of C$0.00001 per pre-funded warrant. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice, thereby canceling all or a portion of such holder’s pre-funded warrants. The pre-funded warrants may be exercised on a “net” or “cashless” basis.

The Warrant Certificate will provide that the share ratio and exercise price of the pre-funded warrants will be subject to adjustment in the event of certain share dividends or distributions or of a subdivision or consolidation of the common shares or similar events. If the Company makes any dividend or other pro rata distribution to the holders of common shares (a “Distribution”) (other than share dividends resulting in an adjustment described above, or the grant, issue or sale of Purchase Rights as described below), then a holder of pre-funded warrants will be entitled to receive such securities and/or other property (including cash) as if the holder had exercised the pre-funded warrants immediately before the record date for such Distribution (without regard to any restrictions on exercise of the pre-funded warrants as described below; provided that if the Distribution would cause the holder’s beneficial ownership of common shares to exceed the Specified Percentage, then the relevant portion of the Distribution will be held in abeyance until such time as the Specified Percentage would not be exceeded). If the Company completes a rights offering or similar grant, issuance or sale of options or convertible securities or rights to purchase securities to the holders of the common shares on a pro rata basis (“Purchase Rights”), then a holder of pre-funded warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had exercised the pre-funded warrants immediately before the record date for such grant, issuance of sale of the Purchase Rights (without regard to any restrictions on exercise of the pre-funded warrants as described below; provided that if the holder’s right to participate in the Purchase Rights would cause the holder’s beneficial ownership of common shares to exceed the Specified Percentage, then the holder will not be entitled to participate in the Purchase Rights to that extent, and at the holder’s election, in its sole discretion, either (i) such right to participate will be held in abeyance until such time as the Specified Percentage would not be exceeded or (ii) the Company will offer the holder the right upon exercise of such Purchase Right to acquire a security (e.g., a pre-funded warrant) that would not result in the holder’s beneficial ownership of common shares exceeding the Specified Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights). If the Company reorganizes, consolidates, amalgamates or merges with any other body corporate, if the Company reclassifies its common shares or the common shares are effectively converted or exchanged for other securities, cash or property (other than a subdivision, consolidation or share dividend resulting in an adjustment as described above), if holders of shares of the Company representing more than 50% of the voting power of the shares of the Company tender their shares in a take-over bid, tender offer, exchange offer or pursuant to a stock purchase agreement or other business combination, or the Company transfers all or substantially all of its assets (in each case, and as may be described in further detail in the terms of the Warrant Certificate, a “Fundamental Transaction”), then a holder of pre-funded warrants, upon exercise of the pre-funded warrants, will be entitled to receive such securities and/or other property (including cash) as if the holder had exercised the pre-funded warrants before such Fundamental Transaction (without regard to any restrictions on exercise of the pre-funded warrants as described below).

The Warrant Certificate will also provide that, during the period in which the pre-funded warrants are exercisable, it will give notice to holders of pre-funded warrants of certain stated events (including any voluntary or involuntary dissolution, liquidation; winding-up; a stock dividend or other distribution upon the common shares; or a Fundamental Transaction), at least 10 days (or in some cases 30 days) prior to the record date or effective date, as the case may be, of such events.

There is currently no market through which the pre-funded warrants may be sold, and purchasers may not be able to resell the pre-funded warrants purchased under this Prospectus. The Warrant Certificate will provide that notwithstanding any other terms thereof, the Company shall not effect the exercise of any portion of the pre-funded warrants, and the holder of pre-funded warrants shall not have the right to exercise any portion of the pre-funded warrants, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the holder of the pre-funded warrants, together with its affiliates and other “attribution parties” as may be defined in the Warrant Certificate, beneficially owns or would beneficially own a number of common shares in excess of a specified percentage (typically 4.99% or 9.99%, to be determined at the Closing Time) (the “Specified Percentage”) of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon exercise of such pre-funded warrants. Notwithstanding the foregoing, subject to applicable TSX and Nasdaq policies, a holder of pre-funded warrants, upon notice to the Company at least 61 days in advance, may increase or decrease the Specified Percentage subject to certain restrictions. These restrictions include the requirement that a holder wishing to increase the Specified Percentage above 9.99% shall be required to deliver personal information form(s) as required by any recognized stock exchange on which the common shares are then listed and such personal information form(s) must have been approved by the stock exchange, as applicable. In addition, the Specified Percentage may not exceed 19.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon exercise of such pre-funded warrants. No fractional warrant shares will be issuable upon the exercise of any pre-funded warrants. In lieu of any fractional shares that would otherwise be issuable, the number of warrant shares to be issued shall be rounded down to the next whole number and the Company shall pay the holder in cash the fair market value for any such fractional shares. Holders of pre-funded warrants will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

The Company has not applied and does not intend to apply to list the pre-funded warrants on any securities exchange. There will be no market through which the pre-funded warrants may be sold and purchasers may not be able to resell the pre-funded warrants purchased in the Offering. This may affect the pricing of the pre-funded warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the pre-funded warrants, and the extent of issuer regulation.

CONSOLIDATED CAPITALIZATION

The following table sets out our consolidated capitalization as of September 30, 2025, both before and after giving effect to this offering (without giving effect to any exercise of the underwriters’ option to purchase additional common shares). Other than as set out in “Prior Sales”, there has not been any material change in our share and loan capital, on a consolidated basis, since our most recently filed unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025.

	Authorized		As at September 30, 2025 (1)	As at September 30, 2025 after giving effect to this offering (1)
Common Shares	Unlimited		50,598,331	●
Series 1 Preferred Shares	Unlimited		8,905,638	8,905,638
Options	Unlimited	(2)	5,866,155	5,866,155
Warrants	Unlimited		8,506,577	●

(1)

As at September 30, 2025, we had Series 1 Preferred Shares, stock options and warrants outstanding that could result in the issuance of up to 8,905,638, 5,866,155 and 8,507,977 additional common shares, respectively.

(2)

The maximum number of common shares issuable pursuant to the exercise of options under our stock option plan and omnibus incentive plan is an aggregate of 18.5% of our issued and outstanding common shares.

PRIOR SALES

Other than as described below, during the 12-month period before the date of this prospectus supplement, we have not issued any common shares or any securities that are convertible or exchangeable into our common shares.

We granted options under our stock option plan that are each exercisable to purchase one common share as follows:

Date of grant	Number of options issued	Exercise price (per option)
March 25, 2025	1,151,000	C$	5.14
May 13, 2025	311,250	C$	5.42
December 15, 2025	1,880,950	C$	8.63

We granted restricted stock units under our omnibus incentive plan that are each exercisable to purchase one common share as follows:

Date of grant	Number of RSUs issued	Fair Market Value (per RSU)
November 14, 2025	45,000	C$	8.78
December 15, 2025	1,209,600	C$	8.63

We issued common shares pursuant to the exercise of stock options under our stock option plan as follows:

Date of exercise	Number of shares issued	Exercise price (per common share)
March 7, 2025	3,000	C$	3.48
May 15, 2025	4,750	C$	1.90
June 4, 2025	3,000	C$	3.96
June 26, 2025	2,465	C$	3.96
July 28, 2025	1,000	C$	5.14
November 14, 2025	25,000	C$	8.00
November 14, 2025	12,500	C$	8.00
December 1, 2025	15,000	C$	3.85
December 1, 2025	23,375	C$	3.96
December 1, 2025	19,000	C$	1.90
December 8, 2025	20,000	C$	5.05
December 9, 2025	28,750	C$	5.05
December 16, 2025	8,750	C$	5.14
December 30, 2025	15,000	C$	3.85
January 21, 2026	10,000	C$	3.85

We issued common shares pursuant to the exercise of warrants as follows:

Date of exercise	Number of shares issued	Exercise price (per warrant)
March 13, 2025	200,000	C$	3.00
May 7, 2025	100,000	C$	3.00
September 4, 2025	400	C$	3.00
September 22, 2025	1,000	C$	3.00

Date of exercise	Number of shares issued	Exercise price (per warrant)
November 5, 2025	377,500	C$	3.00
November 6, 2025	100,500	C$	0.4984
November 6, 2025	100,500	C$	0.75
January 12, 2026	3,000	C$	11.20
January 14, 2026	100	C$	11.20
January 15, 2026	30,000	C$	3.00
January 15, 2026	1,500	C$	3.00
January 19, 2026	1,500	C$	3.00
January 21, 2026	18,750	C$	11.20
January 21, 2026	500	C$	11.20
January 23, 2026	895	C$	11.20
January 23, 2026	5,000	C$	11.20
January 23, 2026	104,000	C$	3.00
January 26, 2026	125	C$	11.20
January 26, 2026	500	C$	11.20
January 26, 2026	2,500	C$	3.00
January 27, 2026	1,000	C$	11.20
January 30, 2026	250	C$	11.20
February 2, 2026	1,000	C$	11.20
February 2, 2026	243,900	C$	3.00
February 3, 2026	1,000	C$	11.20
February 4, 2026	750	C$	11.20
February 9, 2026	2,000	C$	3.00
February 9, 2026	138,293	C$	3.00
February 11, 2026	5,000	C$	11.20

We issued common shares pursuant to the exercise of restricted stock units under our omnibus plan as follows:

Date of exercise	Number of shares issued	Fair market value (per share)
December 8, 2025	35,000	C$	8.78
December 8, 2025	25,000	C$	8.78
December 11, 2025	10,000	C$	8.78

We issued common shares pursuant to the conversion of preferred shares as follows:

Date of exercise	Number of shares issued
October 15, 2025	50,000
December 8, 2025	500,000

TRADING PRICE AND VOLUME

Our common shares are listed and posted for trading on the TSX and Nasdaq under the symbol “EPRX”, and certain of our common share purchase warrants (the “Listed Warrants”) are listed and posted for trading on the TSX under the symbols “EPRX.WT” and “EPRX.WT.A”.

The following tables set forth the high and low prices (in Canadian dollars) and the aggregate volume of trading of our common shares on the TSX, as applicable, for the periods indicated during the 12-month period before the date of this prospectus supplement:

	High (C$) Actual	Low (C$) Actual	Aggregate Volume Actual
2025
February	6.4900	4.2500	1,081,463
March	6.2100	4.5900	707,715
April	5.7000	3.9600	741,744
May	6.1000	5.0100	771,827
June	8.1300	5.2000	767,889
July	7.8500	6.4100	596,377
August	7.6000	6.9400	515,543
September	9.7500	7.1500	1,189,555
October	8.7600	7.4500	979,191
November	9.8800	7.3500	1,561,299
December	10.7500	8.0600	1,727,078
2026
January	12.8600	9.9900	1,832,000
February 1-17	12.4100	10.5600	763,588

The following tables set forth the high and low prices (in US dollars) and the aggregate volume of trading of our common shares on Nasdaq, as applicable, for the periods indicated during the 12-month period before the date of this prospectus supplement:

	High (US$) Actual	Low (US$) Actual	Aggregate Volume Actual
2025
February	4.4800	2.9400	110,030
March	4.3300	3.1700	33,716
April	4.1000	2.7500	39,201
May	4.4100	3.7000	118,172
June	5.9200	3.8500	30,465
July	5.9300	5.1100	64,162
August	5.6500	5.0400	56,249
September	7.1100	5.2200	675,244
October	6.2700	5.3450	358,239
November	7.0000	5.2900	1,073,355
December	7.8300	5.7200	673,448
2026
January	9.3100	7.2100	839,387
February 1-17	9.1100	7.8200	663,944

The following table sets forth the high and low prices (in Canadian dollars) and the aggregate volume of trading of the Listed Warrants with the symbol “EPRX.WT” on the TSX, as applicable, for the periods indicated during the 12-month period before the date of this prospectus supplement:

	High (C$) Actual	Low (C$) Actual	Aggregate Volume Actual
2025
February	0.7500	0.4500	33,700
March	0.7500	0.5000	75,250
April	0.5000	0.2700	7,000
May	0.3000	0.2300	19,500
June	0.3700	0.1900	5,800
July	N/A	N/A	Nil
August	0.3400	0.2400	1,200
September	0.3900	0.2000	60,600
October	0.3000	0.2500	5,500
November	0.4050	0.3000	8,000
December	0.4000	0.2500	33,350
2026
January	1.6500	0.2500	300,250
February 1-17	1.1500	0.1400	378,815

The following table sets forth the high and low prices (in Canadian dollars) and the aggregate volume of trading of the Listed Warrants with the symbol “EPRX.WT.A” on the TSX, as applicable, for the periods indicated during the 12-month period before the date of this prospectus supplement:

	High (C$) Actual	Low (C$) Actual	Aggregate Volume Actual
2025
February	1.9800	1.9800	300
March	2.0000	2.0000	1,300
April	N/A	N/A	Nil
May	N/A	N/A	Nil
June	2.2500	2.2500	500
July	N/A	N/A	Nil
August	4.1000	3.9800	1,400
September	4.8000	4.1800	5,300
October	4.9000	4.8000	1,300
November	5.7500	5.0000	30,050
December	5.5000	5.5000	1,000
2026
January	7.1000	7.0000	1,000
February 1-17	N/A	N/A	Nil

USE OF PROCEEDS

We estimate that the net proceeds of the sale of common shares and pre-funded warrants in this offering will be approximately US$● million, or approximately US$ million if the underwriters exercise in full their option to purchase additional common shares, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will receive nominal proceeds, if any, upon exercise of the pre-funded warrants.

The Company intends to use the net proceeds from this offering primarily for the continued advancement of EP-104GI for EoE, including the completion of ongoing preclinical studies, and Phase 2 clinical trials, preparations for a Phase 3 clinical trial including the related regulatory submissions, and manufacturing activities, and to undertake the necessary commercial/market development activities to prepare for the eventual product launch. The Company also intends to use a portion of the proceeds to accelerate and expand its plans to pursue clinical studies with EP-104GI in multiple additional GI indications, including in esophageal strictures and fibrostenotic Crohn’s disease. A portion of the proceeds will be allocated to research and development of additional pipeline candidates, business development initiatives, and general corporate purposes, which may include but are not limited to employee salaries, working capital, leases for facilities, administrative expenses, and capital expenditures. The Company may also use a portion of the proceeds to expand its intellectual property portfolio and strengthen its corporate infrastructure to support future growth.

We intend to allocate net proceeds of this offering as follows (without giving effect to the exercise of the option to purchase additional common shares granted to the underwriters):

Purpose	Estimated Amount (US$)
Phase 3 development of EP-104GI	US$● million
Additional Phase 2 trials in GI Indications for EP-104GI	US$● million
Pipeline	US$● million

We intend to allocate the remaining net proceeds to working capital and other general corporate purposes. Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our planned operations until ●, which we believe will enable us to conduct the activities identified above. We will utilize the services of CROs to conduct clinical trials and the CROs will source vendors for various components of the trials.

The expected use of the net proceeds from the offering set out above represents our intentions based upon our current plans and business conditions. The amounts and timing of our clinical and preclinical expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current clinical trials and clinical trials we may commence in the future, the product approval process with applicable regulatory agencies, any collaborations we may enter into with third parties and any unforeseen cash needs. We could use our capital resources sooner than we currently expect. See “Risk Factors” in this prospectus supplement and the shelf prospectus and the documents incorporated by reference herein and therein.

Moreover, our estimates of the costs to fund our clinical trials are based on the current or anticipated designs of such clinical trials. If we were to modify the design of any of these trials to, for instance, increase the number of patients in the trials, our costs to fund such trials could increase. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. Pending these uses, we plan to invest these net proceeds in treasury bills, bonds, notes and other indebtedness issued or guaranteed by Canada, term deposits, banker’s acceptances, guaranteed investment certificates or deposit-based investments including, but not limited to, interest savings accounts. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

Based on our current plans, we will require additional capital to advance EP-104GI through pivotal clinical trials, to advance development of any additional product candidates and to commercialize any of our product candidates if we receive regulatory approval, including EP-104IAR. Due to the numerous risks and uncertainties associated with product development, including risks and uncertainties with respect to successful enrollment and completion of clinical trials, at this time we cannot reasonably estimate the amount of additional funding that will be necessary to complete the clinical development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated ●, 2026, between us and Cantor Fitzgerald & Co., 110 East 59th Street, 6th Floor, New York, New York 10022, as representative of the underwriters named below (the “Representative”), we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares and pre-funded warrants shown opposite its name below:

Underwriter	Number of Shares
Cantor Fitzgerald & Co.

LifeSci Capital LLC
Bloom Burton Securities Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the Representative of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares and pre-funded warrants if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common shares and pre-funded warrants subject to their acceptance of the common shares and pre-funded warrants from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Neither Cantor Fitzgerald & Co. nor LifeSci Capital LLC is a registered dealer in any Canadian jurisdiction and, accordingly, neither is permitted to and neither will, directly or indirectly, advertise or solicit offers to purchase any of the common shares and pre-funded warrants offered hereby in Canada. Cantor Fitzgerald Canada Corporation and Bloom Burton Securities Inc. will solicit offers to purchase the common shares and pre-funded warrants offered hereby in Canada.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable 30 days from the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of ● common shares from us at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional common shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. A purchaser who acquires common shares forming part of the underwriters’ over-allocation position acquires those common shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the option to purchase additional common shares or secondary market purchases.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares and pre-funded warrants to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$● per common share and of US$● per pre-funded warrant. The public offering price was determined by negotiation between the Company and the underwriters.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	Per Pre- Funded Warrant	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$●. We have also agreed to reimburse the underwriters for up to US$200,000 of certain of their counsels’ fees and expenses, which reimbursed fee is deemed underwriting compensation for this offering by the Financial Industry Regulatory Authority, Inc.

Tail Fees

We have also agreed to pay the Representative and LifeSci Capital LLC each a tail fee equal to the compensation due to them in this offering if we consummate any public or private offering of equity or equity-linked securities with any investor who was contacted or introduced to us by the Representative or LifeSci Capital LLC, as applicable, during the term of their engagement, within the six-month period following the termination or expiration of our engagement agreements with the Representative and LifeSci Capital LLC, subject to certain exceptions.

Listing

Our common shares are listed on Nasdaq and the TSX under the trading symbol “EPRX.” We have applied to list the common shares being distributed hereunder on the TSX and have notified or will notify Nasdaq of the offering. Listing on Nasdaq and the TSX is subject to the fulfillment of all of the listing requirements of Nasdaq and the TSX, respectively. There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on the Nasdaq, TSX or any other national securities exchange or nationally recognized trading system.

No Sales of Similar Securities

We, our executive officers and our directors have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 90 days after the date of the underwriting agreement, without the prior written consent of the Representative:

•

issue, sell, offer to sell, contract to sell or lend, grant any option to purchase, effect any short sale or establish or increase a “put equivalent position” or liquidate or decrease any “call equivalent position” (as such terms are defined in Rule 16a-1 under the Exchange Act), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, any common shares, or any securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially,

•

effect, make any demand for, or exercise any right with respect to the registration of common shares, or securities exchangeable or exercisable for or convertible into common shares, or the filing of any registration statement, prospectus or prospectus supplement under the Securities Act or Canadian securities laws,

•

enter into any swap, forward, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common shares, or securities exchangeable or exercisable for or convertible into common shares, or

•	publicly announce an intention to do any of the foregoing.

The restrictions in the immediately preceding paragraph do not apply in certain circumstances, including, and subject to certain additional restrictions:

(A)	with respect to us:

(i)	effecting the transactions contemplated the underwriting agreement; and

(ii)

issuing common shares or options to purchase common shares, or issuing common shares upon exercise of options, warrants or rights to purchase common shares pursuant to existing obligations described in this prospectus supplement or the shelf prospectus (including the documented incorporated by reference herein and therein);

(B)	with respect to our executive officers and directors:

(i)	the transfer of securities as a bona fide gift or gifts;

(ii)

the transfer of securities to any trust for the direct or indirect benefit of the officer or director or the immediate family of the officer or director (where “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii)	the transfer of securities pursuant to a qualified domestic order or in connection with a divorce settlement;

(iv)

the transfer of securities to any nominee or custodian where there is no change in beneficial ownership for bona fide tax planning purposes including, but not limited to, transfers to a registered retirement savings plan or to an affiliate;

(v)	the transfer of securities by will or intestate succession to the legal representative, heir, beneficiary or immediate family of the undersigned upon the death of the undersigned; or

(vi)

the receipt of a grant of stock options and other similar issuances pursuant to the omnibus incentive plan of the Company and other share compensation arrangements described herein and outstanding as of the date hereof, or the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities described in herein and outstanding as of the date hereof or upon exercise of stock options granted in accordance with the foregoing.

The Representative may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common shares, that you will be able to sell any of the common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing our common shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Passive Market Making

The underwriters may also engage in passive market making transactions in our common shares on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common shares and pre-funded warrants in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and, if commenced, may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of common shares and pre-funded warrants for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus supplement, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of its business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase common shares or pre-funded warrants offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Notice to Investors

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation. In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities is directed only at, investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations promulgated thereunder (collectively, the “Tax Act”), generally applicable to a holder who acquires common shares (including on the exercise of a pre-funded warrant) or the pre-funded warrants as beneficial owner and who for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Company and each of the Underwriters; (ii) is not affiliated with the Company or any of the Underwriters; (iii) and will acquire and hold common shares and pre-funded warrants as capital property (each, a “Holder”), all within the meaning of the Tax Act. The common shares and pre-funded warrants will generally be considered to be capital property of a Holder unless the Holder acquires, holds or uses such securities or is deemed to acquire, hold or use such securities in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is or would be a “tax shelter investment” (as defined in the Tax Act); (iv) that has elected to report its “Canadian tax results” for purposes of the Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, with respect to the common shares, a “derivative forward agreement”, a “synthetic equity arrangement” or a “synthetic disposition arrangement” (as those terms are defined in the Tax Act); (vi) that receives dividends on common shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (vii) that is exempt from tax under the Tax Act. Any such Holder to which this summary does not apply should consult their own tax advisor with respect to an investment in common shares or pre-funded warrants.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for purposes of the Tax Act) (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada) that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of common shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in common shares or pre-funded warrants.

In addition, this summary does not address the deductibility of interest by a holder of common shares or pre-funded warrants that has borrowed money or otherwise incurred debt in connection with the acquisition of common shares or pre-funded warrants.

This summary is based upon the facts set out in this prospectus supplement, the provisions of the Tax Act in force as of the date prior to the date hereof, any specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current provisions of the Canada-United States Tax Convention (1980), as amended (the “Convention”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing and made publicly available by the CRA prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations of acquiring common shares or pre-funded warrants. This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of common shares or pre-funded warrants will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of common shares or pre-funded warrants under the Tax Act and any jurisdiction in which they may be subject to tax.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares and pre-funded warrants (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the applicable exchange rate as determined in accordance with the Tax Act.

Exercise of Pre-Funded Warrants

The exercise of a pre-funded warrant to acquire a common share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a pre-funded warrant to acquire a common share. When a pre-funded warrant is exercised, the Holder’s adjusted cost base of the common share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such pre-funded warrant and the exercise price paid to acquire the common share. The Holder’s adjusted cost base of the common share so acquired will be determined by averaging the adjusted cost base of the common share with the adjusted cost base to the Holder of all common shares owned by the Holder as capita l property (if any) immediately prior to such acquisition.

Taxation of Resident Holders

The following portion of the summary generally applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (a “Resident Holder”).

Certain Resident Holders whose common shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the common shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. This election does not apply to pre-funded warrants. Resident Holders should consult their own tax advisors regarding this election.

Taxation of Dividends

Dividends received or deemed to be received on our common shares by a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to “taxable dividends” received by an individual from a “taxable Canadian corporation” (each as defined in the Tax Act), including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) properly designated as such by the Company in accordance with the Tax Act. There may be limitations on the Company’s ability to designate any particular dividend as an “eligible dividend” and the Company has made no commitments in this regard.

Dividends received or deemed to be received on the common shares by a Resident Holder that is a corporation must be included in computing its income for the taxation year and will generally be deductible in computing its taxable income for the taxation year, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on our common shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Expiry of Pre-Funded Warrants

The pre-funded warrants will not expire. However, if the pre-funded warrants do have an expiry date, in the event of the expiry of a Resident Holder’s unexercised pre-funded warrant, the expiry will result in a disposition of such pre-funded warrant and the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of such pre-funded warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Dispositions of Common Shares and Pre-Funded Warrants

A Resident Holder who disposes of, or is deemed to have disposed of, a common share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or pre-funded warrant (other than on exercise thereof) will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the common share or pre-funded warrant (as the case may be) exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such common share or pre-funded warrant (as the case may be) immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Adjusted Cost Base of Common Shares

The adjusted cost base to a Resident Holder of a common share will be determined by averaging the cost of that common share with the adjusted cost base (determined immediately before the acquisition of the common share of any other common shares of the Company which are held as capital property at that time by the Resident Holder, if any.

Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains (but not against other income) realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of a common share or pre-funded warrant by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the common share, or a share substituted for such share, as applicable, to the extent and under the circumstances specified by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns common shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act), or that is, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may give rise to minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

Taxation of Non-Resident Holders

This portion of the summary is generally applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) the common shares or pre-funded warrants in the course of carrying on a business (including an adventure or concern in the nature of trade) in Canada, or otherwise in connection with a business carried in Canada (a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Convention, is at all relevant times a resident of the United States and is a “qualifying person” (within the meaning of the Convention) eligible for the full benefits of the Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Convention and related compliance requirements based on their particular circumstances.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder by us on any common shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. Such rate is generally reduced under the Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of our voting stock. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares and Pre-Funded Warrants

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a common share or pre-funded warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the common share or pre-funded warrant constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition (including as a result of the application of the MLI).

Generally, provided the common shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the TSX and Nasdaq) at the time of disposition or deemed disposition, our common shares and pre-funded warrants will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions are satisfied concurrently: (i) any one or combination of (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act); or (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest, directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, interests in, or, for civil law, rights in, any such properties (whether or not the property exists). Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, our common shares or pre-funded warrants may also be deemed to be taxable Canadian property to a Non-Resident Holder.

If our common shares or pre-funded warrants are or are deemed to be taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such common shares or pre-funded warrants may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention (subject to the application of the MLI).

In the event that a common share or pre-funded warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition or deemed disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty (including as a result of the application of the MLI), the income tax consequences discussed under “Taxation of Resident Holders—Dispositions of Common Shares and Pre-Funded Warrants” and “Taxation of Resident Holders—Capital Gains and Losses” will generally apply to the Non-Resident Holder.

A Non-Resident Holder whose common shares or pre-funded warrants may constitute taxable Canadian property should consult a tax advisor regarding the tax and compliance considerations that may be relevant to them.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders (as hereinafter defined) of the common shares and the ownership, exercise and disposition of pre-funded warrants acquired pursuant to this offering and the shares received upon the exercise of such pre-funded warrants (the “pre-funded warrant shares”) as the case may be. The term “securities” as used in this summary includes the common shares, pre-funded warrants and pre-funded warrant shares, as applicable. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury Regulations thereunder, published rulings and court decisions, all as currently in effect changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary applies only to U.S. Holders that acquire common shares or pre-funded warrants in this offering and that hold those common shares and pre-funded warrants as capital assets (generally, property held for investment.) This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of common shares pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities. In addition, this discussion does not discuss tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding the securities as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our securities pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding our securities in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or pre-funded warrants, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares or pre-funded warrants and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of securities.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or pre-funded warrants and is:

•	an individual who is a citizen or resident of United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(3) of the Code) have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES OR PRE-FUNDED WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, we believe a pre-funded warrant should be treated as a separate class of common shares for U.S. federal income tax purposes and a U.S. Holder of pre-funded warrants and pre-funded warrant shares should generally be taxed in the same manner as a holder of common shares except as described below. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the pre-funded warrant shares received. Similarly, the tax basis of the pre-funded warrant should carry over to the pre-funded warrant shares received upon exercise, increased by the exercise price of C$0.0001 per share. However, such characterization is not binding on the IRS, and the IRS may treat the pre-funded warrant as warrants to acquire Shares. If so, the amount and character of a U.S. Holder’s gain with respect to an investment in pre-funded warrants could change, and a U.S. Holder may not be entitled to make the “QEF Election” or “Mark-to-Market Election” described below to mitigate PFIC consequences in the event that we are classified as a PFIC. Accordingly, each U.S. Holder should consult its own tax advisor regarding the risks associated with the acquisition of a pre-funded warrant pursuant to this offering (including potential alternative characterizations).

The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Certain Adjustments to the Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of common shares that will be issued on the exercise of the pre-funded warrants, or an adjustment to the exercise price of the pre-funded warrants, may be treated as a constructive distribution to a U.S. Holder of the pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing your proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Any such adjustment that is treated as a constructive distribution would be treated as a dividend to the extent described below under “Cash Dividends and Other Distributions.” U.S. Holders should consult their tax advisor regarding the proper tax treatment of any such adjustment.

Lapse of Pre-Funded Warrants

If a U.S. Holder allows a pre-funded warrant to expire unexercised, such U.S. Holder will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the pre-funded warrant. Any such loss generally will be a long-term capital loss if the pre-funded warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the common shares.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the securities.

In particular, and without limiting the foregoing, while the Company believes that it was likely a PFIC for the taxable year ending December 31, 2025, no definitive analysis has been undertaken as to whether the Company was a PFIC for the taxable year ending December 31, 2025, or whether it will be for the current or for future taxable years. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year, and as a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the common shares, which may fluctuate considerably. Fluctuations in the market price of the common shares may result in us being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, there can be no assurance regarding whether we currently are treated as a PFIC, or may be treated as a PFIC in the future. If we are classified as a PFIC in any year during which a U.S. Holder holds the common shares, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether we continue to meet the PFIC income test or PFIC asset test discussed above.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the securities will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the common shares, pre-funded warrants or pre-funded warrant shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the securities and (b) any excess distribution received on the securities. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the securities of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such securities (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the securities. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds the securities, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the common shares, pre-funded warrants and the pre-funded warrant shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such securities were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares or pre-funded warrants begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares or pre-funded warrants. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares or pre-funded warrants to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares or pre-funded warrants in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to the common shares or the pre-funded warrant shares only if such shares are marketable stock. The common shares generally will be “marketable stock” if the common shares or pre-funded warrant shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares or pre-funded warrant shares are “regularly traded” as described in the preceding sentence, such shares are expected to be marketable stock. There can be no assurance that the common shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules. A Mark-to-Market Election will likely not be available with respect to the pre-funded warrants. Accordingly, each U.S. Holder should consult its own tax advisor regarding the availability of a Mark-to-Market Election with respect to the pre-funded warrants. The balance of this discussion generally assumes that a Mark-to-Market Election may be made with respect a pre-funded warrant.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares and pre-funded warrant shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares and pre-funded warrant shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares and pre-funded warrant shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares and pre-funded warrant shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such securities. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such securities (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such securities, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares and pre-funded warrant shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of securities that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the securities are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the common shares, pre-funded warrants or pre-funded warrant shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such securities.

In addition, a U.S. Holder who acquires common shares, pre-funded warrants or pre-funded warrant shares from a decedent will not receive a “step up” in tax basis of such securities to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

THE PFIC RULES ARE COMPLEX, AND EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PFIC RULES (INCLUDING THE APPLICABILITY AND ADVISABILITY OF A QEF ELECTION AND MARK-TO-MARKET ELECTION) AND HOW THE PFIC RULES MAY AFFECT THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES, PRE-FUNDED WARRANTS AND PRE-FUNDED WARRANT SHARES.

Cash Dividends and Other Distributions

Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the common shares, pre-funded warrants or pre-funded warrant shares, a U.S. Holder generally will be required to include the amount of such distribution in its gross income (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its common shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S.

Holders should therefore assume that any distribution with respect to the common shares will constitute ordinary dividend income. Dividends paid on the common shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its common shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Company believes that it qualifies as a resident of Canada for purposes of, and are eligible for the benefits of, the Canada-United States Income Tax Convention (1980) as amended, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. In addition, the common shares and pre-funded warrant shares are expected to be readily tradable on an established securities market, the TSX and Nasdaq. However, whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control. In addition, we may be eligible for the benefits of the Treaty. Accordingly, subject to the discussion under “Passive Foreign Investment Company Rules” above, we expect that a non-corporate U.S. Holder should qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of the securities generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Subject to the discussion under “Passive Foreign Investment Company Rules” above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Exercise of Pre-Funded Warrants

If the acquisition of a pre-funded warrant is not treated as an acquisition of common shares for U.S. federal income tax purposes as described above in under the heading “Treatment of Pre-Funded Warrants”, then the following rules would also apply to the exercise of a pre-funded warrant:

A U.S. Holder should not recognize gain or loss on the exercise of a pre-funded warrant and related receipt of a pre-funded warrant share. A U.S. Holder’s initial tax basis in the pre-funded warrant share received on the exercise of a pre-funded warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such pre-funded warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such pre-funded warrant. It is unclear whether a U.S. Holder’s holding period for the pre-funded warrant share received on the exercise of a pre-funded warrant would commence on the date of exercise of the pre-funded warrant or the day following the date of exercise of the pre-funded warrant. If we are a PFIC, a U.S. Holder’s holding period for the pre-funded warrant share for PFIC purposes will begin on the date on which such U.S. Holder acquired its pre-funded warrant.

Sale or Disposition of Common Shares, Pre-Funded Warrants and Pre-Funded Warrant Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the common shares, pre-funded warrants and pre-funded warrant shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the common shares, pre-funded warrants and pre-funded warrant shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the common shares, pre-funded warrants and pre-funded warrant shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the common shares determined in U.S. dollars. The initial tax basis of the common shares, pre-funded warrants and pre-funded warrant shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the common shares, pre-funded warrants and pre-funded warrant shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the common shares or pre-funded warrants purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). The initial basis in pre-funded warrant shares will be the initial basis of the pre-funded warrant exercised to acquire such pre-funded warrant shares plus the exercise price paid. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the common shares, pre-funded warrants and pre-funded warrant shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders paying more than US$100,000 for our securities generally may be required to file IRS Form 926 reporting the payment of the offer price for our securities to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Forms 926 and 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the securities generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES, PRE-FUNDED WARRANTS AND PRE-FUNDED WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the Business Corporations Act (British Columbia). Most of our directors and officers are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of our assets are, located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus supplement.

LEGAL MATTERS

Certain legal matters related to our common shares and pre-funded warrants offered by this prospectus supplement will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Troutman Pepper Locke LLP, with respect to matters of U.S. law, and on behalf of the underwriters by Stikeman Elliott LLP with respect to matters of Canadian Law, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to matters of U.S. law. As of the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding common shares. As of the date of this prospectus supplement, the partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding common shares.

EXPERTS

There is no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by such person or company and who is named as having prepared or certified a report, valuation, statement or opinion in this prospectus supplement other than KPMG LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP. KPMG LLP has confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Our transfer agent and registrar for our common shares in Canada is TSX Trust Company at its principal office in Vancouver, British Columbia and in the United States is Continental Stock Transfer and Trust Company at its principal office in New York, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus supplement and the shelf prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference” in this prospectus supplement and the shelf prospectus; (ii) the underwriting agreement; (iii) the consent of KPMG LLP; and (iv) the powers of attorney from our directors and officers, as applicable, pursuant to which amendments to the registration statement may be signed. Documents filed with, or furnished to, the SEC are available on EDGAR at www.sec.gov/edgar.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the registration statement on Form F-10 relating to the offer and sale of our securities, of which this prospectus supplement and the shelf prospectus form a part. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement on Form F-10 and the exhibits thereto for further information with respect to the Company and the common shares.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR+ and any document we file with, or furnish to, the SEC on EDGAR, and may be accessed at www.sec.gov/edgar. Please note that the SEC’s website and the website containing Canadian securities regulatory filings are included in this prospectus supplement and the accompanying shelf prospectus as inactive textual references only. The information contained on such websites is not incorporated by reference in this prospectus supplement and any applicable prospectus supplement and should not be considered part of this prospectus supplement or any applicable prospectus supplement, except as explicitly described in the section titled “Documents Incorporated by Reference”.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Michael Wilmink, a director of the Company, resides outside of Canada and has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Michael Wilmink	Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ELIGIBILITY FOR INVESTMENT

Subject to the provisions of any particular plan, based on the provisions of the Tax Act in force as of the date prior to the date hereof, our common shares and pre-funded warrants, if issued on the date hereof, would be at the time of acquisition “qualified investments” under the Tax Act for trusts governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan”, a “tax-free savings account”, a “first home savings account” (each as defined in the Tax Act and each, a “Registered Plan”) or a “deferred profit sharing plan” (as defined in the Tax Act), provided that at the time of acquisition (a) the common shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the TSX and Nasdaq) or the Company is otherwise a “public corporation” (other than a “mortgage investment corporation”), each as defined in the Tax Act, and (b) in the case of a pre-funded warrant, the Company is not a “connected person” (as defined in the regulations to the Tax Act) under the Registered Plan. A “connected person” under a Registered Plan is defined in the regulations to the Tax Act as a person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the Registered Plan and any person who does not deal at arm’s length with that person.

Notwithstanding the foregoing, if the common shares or pre-funded warrants are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the annuitant, subscriber or holder, as the case may be, of the Registered Plan (the “Controlling Individual”) will be subject to a penalty tax as set out in the Tax Act. Provided that, for purposes of the Tax Act, the Controlling Individual of a Registered Plan deals at arm’s length with the Company and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company, the common shares and pre-funded warrants will generally not be a “prohibited investment” for such Registered Plan under the Tax Act on the date hereof. In addition, the common shares will not be a “prohibited investment” if such shares are “excluded property” (as defined in the Tax Act for the purposes of the prohibited investment rules) for a Registered Plan.

Persons who intend to hold our common shares or pre-funded warrants in a Registered Plan should consult their own tax advisors to ensure the common shares or pre-funded warrants, as applicable, would not be a prohibited investment, including whether the common shares would be excluded property, in their particular circumstances.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada, except Québec, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except that delivery is not required where an exemption from the delivery requirements in the legislation is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada, except Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at Suite 201, 2067 Cadboro Bay Road, Victoria, BC, V8R 5G4 (Telephone (250) 509-3968) and are also available electronically at www.sedarplus.ca and www.sec.gov/edgar.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	February 5, 2024

EUPRAXIA PHARMACEUTICALS INC.

US$200,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

Units

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the common shares (the “Common Shares”), the preferred shares, the debt securities, the warrants, the subscription receipts and the units (the foregoing collectively, the “Securities” and individually, a “Security”), of Eupraxia Pharmaceuticals Inc. (the “Company”, “Eupraxia”, “we” or “our”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to US$200,000,000 (or the equivalent thereof, at the date of issue, in U.S. dollars or one or more foreign currencies or composite currencies, as the case may be). The Securities may be offered by us or by our securityholders. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or Securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and the assumption of liabilities.

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “EPRX”. The Company has applied to list the Common Shares on the Nasdaq Capital Market. Listing will be subject to the Company fulfilling all of the listing requirements of the Nasdaq Capital Market. Certain of the warrants of the Company (the “Listed Warrants”) are listed on the TSX under the trading symbol “EPRX.WT” and “EPRX.WT.A”. On February 2, 2024, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSX was C$5.98, the closing price per warrant of the Listed Warrants with the trading symbol “EPRX.WT” was C$0.69, and the closing price per warrant of the Listed Warrants with the trading symbol “EPRX.WT.A” was C$3.50. Unless otherwise specified in the applicable prospectus supplement, Securities other than Common Shares will not be listed on any securities exchange or on any automated dealer quotation system. There is currently no market through which our Securities, other than our Common Shares and Listed Warrants, may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of our Securities, other than our Common Shares and Listed Warrants, in the secondary market, the transparency and availability of trading prices, the liquidity of our Securities and the extent of issuer regulation. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except that delivery is not required where an exemption from the delivery requirements in the legislation is available. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any Securities issued pursuant to this prospectus. Our Securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us.

In connection with any underwritten offering of Securities, other than an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), unless otherwise specified in the relevant prospectus supplement the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may be discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market distribution” under this prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

We or any selling securityholder may offer and sell the Securities issued under this prospectus to or through underwriters, dealers, placement agents or other intermediaries or directly to one or more purchasers, subject in each case to obtaining any required exemptions under applicable securities laws. The distribution of Securities under this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at other negotiated prices, in each case as set forth in the applicable prospectus supplement.

The prospectus supplement relating to a particular offering of Securities will identify each selling securityholder, underwriter, dealer or agent engaged in connection with an offering and sale of Securities pursuant to this prospectus and will set forth the terms of the offering of such Securities, including our proceeds and, to the extent applicable, any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, the method of distribution, the initial issue price (in the event that the offering is a fixed price distribution) and any other material terms of the plan of distribution. This prospectus may qualify an “at-the-market distribution”, as defined in NI 44-102. See “Plan of Distribution”.

Investment in the Securities being offered is highly speculative and involves significant risks that you should consider before purchasing such Securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Securities. See “Risk Factors”.

The specific terms of the Securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of preferred shares, the number of preferred shares offered, the offering price, the designation of, the provisions attaching to, and any other specific terms; (iii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iv) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (v) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; and (vi) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts or debt securities comprising the units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the prospectus supplement describing the Securities.

Michael Wilmink, a director of the Company, who resides outside of Canada, has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada for service of process in Canada. See “Agent for Service of Process”.

No underwriter has been involved in the preparation of this prospectus nor has any underwriter performed any review of the contents of this prospectus.

Our head office is located at Suite 201, 2067 Cadboro Bay Road, Victoria, British Columbia, V8R 5G4, Canada.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. We will not make an offer of these Securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

v

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus will form a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the Securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all references to “$” or “C$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Currency Presentation and Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Eupraxia” or the “Company”, refer to Eupraxia Pharmaceuticals Inc. together, where context requires, with our subsidiaries.

All regulatory filings to-date and communication from the Company have been made referencing EP-104IAR. In the interest of greater clarity for investors, the Company will use EP-104IAR when referring to the product candidate that is intended for intra-articular injections for indications such as osteoarthritis (“OA”), EP-104GI when referring to the product candidate that is intended for submucosal injections in the gastrointestinal (“GI”) tract for indications such as eosinophilic esophagitis (“EoE”), and simply refer to the product candidate as EP-104 in conjunction with topics that are related to both EP-104IAR and EP-104GI.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare this prospectus, including the documents incorporated by reference herein and any prospectus supplement, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board and thus may not be comparable to the financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards, and our auditor is subject to Canadian auditor independence standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company cautions readers regarding forward-looking statements found in this prospectus (including the documents incorporated by reference herein). This prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of U.S. securities laws and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Such forward-looking information includes, but is not limited to, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as may,” “might,” “will,” “likely”, “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “goal,” “outlook,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “forecast,” “estimate,” “potential,” “target,” “seek,” “contemplate,” “continue,” “design,” and “ongoing,” the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In addition, any statements in this prospectus or in the documents incorporated by reference herein that refer to expectations, intentions, projections or other characterizations of future events or circumstances, contain forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those described in greater detail under “Risk Factors” below and in the Annual Information Form, including:

•

we have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

•

we will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

•

we are substantially dependent on the success of our lead product candidate EP-104IAR, which is currently in clinical trials and EP-104GI, and if we are unable to complete development of, obtain approval for and commercialize EP-104IAR and EP-104GI in a timely manner, our business will be harmed;

•

if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

•

adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations;

•	clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates;

•

the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the U.S. Food and Drug Administration (the “FDA”) or comparable non-U.S. regulatory authorities or provide the basis for regulatory approval;

•	our lead product candidate may not be successful for its intended use;

•

our current and future product candidates will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

•

the clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, European Medicine Agency (“EMA”) or other comparable foreign regulatory authorities or otherwise produce positive results;

•	we completely rely on third parties to provide supplies and inputs required for our products;

•

we rely on external contract research organizations (“CROs”) to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

•

the manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented;

•

the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our common shares;

•

interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

•

any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business;

•

our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences;

•

where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or orphan drug designation; even if we receive Fast Track designation or other designation, we can provide no assurance that we will be able to obtain FDA approval sooner or if at all;

•

if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

•	we have a novel technology with uncertain market acceptance, if approved;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•	the FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction;

•

obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	if the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

•	even if our product candidates receive regulatory approval, they will be subject to significant post marketing regulatory requirements and oversight;

•	FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates;

•	the FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off label uses;

•

disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we rely on key personnel;

•	we may not be able to successfully execute our business strategy;

•	we are in a highly competitive industry which is continuously evolving with technological changes;

•	our future success will depend on our ability to continually enhance and develop our product candidates;

•

we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

•

if we are unable to differentiate EP-104IAR from existing therapies for treatment of OA, or if the FDA or other applicable regulatory authorities approve generic products that compete with EP-104IAR, our ability to successfully commercialize EP-104IAR would be adversely affected;

•	a variety of risks associated with potential international business relationships could materially adversely affect our business;

•	collaboration arrangements we may enter into in the future may not be successful;

•	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;

•	we have traditionally relied on key collaborations and grants;

•

we are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations;

•

our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor;

•	we may fail to manage our growth successfully, which may adversely impact our operating results;

•	we rely on the protection of our intellectual property rights;

•	we may not be able to enforce our intellectual property rights throughout the world;

•	guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize;

•	patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents;

•	non-compliance with regulatory requirements may reduce or eliminate our patent protection;

•	we may infringe the intellectual property rights of others;

•	we may be subject to claims arising from consultants or contractors misappropriating intellectual property;

•	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

•	if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104IAR, if approved, and any other future products;

•

our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

•	we may be subject to securities litigation, which is expensive and could divert management attention;

•	we may be unable to adequately prevent disclosure of trade secrets and other proprietary information;

•	lawsuits relating to intellectual property infringement would be costly and time consuming;

•	our directors may serve as directors of other biotech companies and may have conflicts of interest;

•	our business may be affected by macroeconomic conditions;

•	our business may be affected by global geopolitical risks;

•	we may be responsible for corruption and anti-bribery law violations;

•	we are subject to foreign exchange risks;

•	we are subject to taxation risks and changing rules by different tax authorities;

•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;

•	we are subject to a number of risks and hazards, of which not all of them may be sufficiently insured for;

•	we will devote significant resources to regulatory compliance as a public entity;

•

in the past, we have had to restate our previously issued consolidated financial statements and as part of that process identified a material weakness in our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022; if we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations;

•

coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably;

•

our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

•

our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements;

•	our research and development activities could be affected or delayed as a result of possible restrictions on animal testing;

•	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

•

any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of the Common Shares, which could depress the price of our Common Shares;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval;

•	issuances of our securities could cause dilution;

•	the exercise of stock options could cause dilution;

•	our Common Shares may have limited liquidity;

•

we have warrants, convertible debt, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

•	there is no established market for certain securities, and we do not know whether an active market will develop for Common Shares on the Nasdaq Capital Market if the Common Shares are listed;

•	the market price of the Common Shares may be volatile;

•	our investors may lose their entire investment;

•	prevailing interest rates may affect the market price or value of any of our debt securities;

•	fluctuations in foreign currency markets may affect the market price or value of any of our debt securities;

•	United States investors may not be able to obtain enforcement of civil liabilities against us;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;

•	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

•	we will have broad discretion over the use of proceeds from sales of the Securities, and we may not use the proceeds in the desired manner;

•	our Common Shares could be subject to large price and volume volatility;

•	we have no history of dividends;

•	our existing executive officers and directors own a significant percentage of Common Shares and will be able to exert a significant control over matters submitted to our shareholders for approval;

•	future sales of Common Shares by our existing shareholders could cause the Company’s share price to decline;

•	investing in our Common Shares is speculative, and our investors could lose their entire investment;

•	we will need to raise additional financing in the future which may dilute our share capital; and

•

if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information, including but not limited to the factors in the “Risks Factors” section of this prospectus and those described under “Risk Factors” in the Annual Information Form, as well as those contained in any prospectus supplement. Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. The Annual Information Form is available under our profile on SEDAR+ at www.sedarplus.ca.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Although the forward-looking information contained in this prospectus and in the documents incorporated by reference herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond our control. All forward-looking statements included in this prospectus and the documents incorporated herein by reference are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this prospectus, or the documents incorporated by reference herein are made as at the date hereof or thereof and the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events, or otherwise, except as may be required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company, at Suite 201, 2067 Cadboro Bay Road, Victoria, BC, V8R 5G4, Canada (Telephone (250) 590-3968) or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca or the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov/edgar.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	the annual information form of the Company dated March 23, 2023 for the year ended December 31, 2022 (the “Annual Information Form”);

•	the amended and restated audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon;

•	the amended and restated management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2022;

•	the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2023;

•	management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended September 30, 2023;

•	the management information circular dated April 26, 2023, distributed in connection with the annual general meeting of shareholders held on May 30, 2023;

•	the material change report dated May 23, 2023, regarding the appointment of Dr. Mark Kowalski as Chief Medical Officer;

•	the material change report dated June 27, 2023, regarding the announcement of positive results from the Company’s Phase 2b clinical trial of EP-104IR for pain associated with knee OA;

•	the material change report dated August 23, 2023, regarding the closing of the Company’s non-brokered private placement for gross proceeds of C$22.3 million; and

•	the material change report dated September 8, 2023, regarding the appointment of KPMG LLP as auditor of the Company.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectuses filed by us with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of Securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, if and to the extent expressly indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

A prospectus supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our Securities to which that prospectus supplement pertains, except that delivery is not required where an exemption from the delivery requirements in the legislation is available.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 – Short Form Prospectus Distributions) filed after the date of a prospectus supplement and before the termination of the distribution of the Securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, as applicable, filed prior to the commencement of the financial year of the Company in which such annual information form is filed shall be deemed to no longer be incorporated into this prospectus for purpose of future offers and sales of Securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations, as applicable, shall be deemed to no longer be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

ADDITIONAL INFORMATION

A registration statement on Form F-10 will be filed by the Company with the SEC in respect of the offering of Securities. The registration statement, of which this prospectus constitutes a part, contains additional information not included in this prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC.

In addition to the Company’s continuous disclosure obligations under the securities laws of certain provinces and territories of Canada, the Company is subject to the information requirements of the Exchange Act, and in accordance therewith the Company files with or furnishes to the SEC reports and other information. The reports and other information that the Company files with or furnishes to the SEC are prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. Copies of any documents that the Company has filed with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov/edgar.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the registration statement on Form F-10 of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; and (iii) the consent of KPMG LLP. A copy of the form of warrant, indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Except as otherwise noted in our financial statements and the related management’s discussion and analysis that are incorporated by reference into this prospectus, the financial information contained in such documents is expressed in Canadian dollars. Exchange rates between U.S. dollars and the Canadian dollar are included below.

On February 2, 2024, the rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was C$1.00 = US$0.7433 or US$1.00 = C$1.3454.

TRADEMARKS AND TRADE NAMES

This prospectus and the documents incorporated by reference herein include certain trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this prospectus and in the documents incorporated by reference herein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks used in this prospectus or the documents incorporated by reference herein are the property of their respective owners.

EUPRAXIA PHARMACEUTICALS INC.

Business of the Company

Eupraxia is a clinical stage biotechnology company focused on the development of locally delivered, extended-release alternatives to existing pharmaceuticals to create novel products that are “first-time” uses for the molecule or drug class, or “best-in-class” products for indications where efficacy has already been established. Leveraging our proprietary and innovative DiffusphereTM delivery technology, Eupraxia’s goal is to provide the right dose of drug, in the right place, for the right amount of time in indications with a high unmet medical need. Each of Eupraxia’s product candidates are designed to achieve improved patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and combined with precisely targeted local delivery. We believe products with this profile offer the dual potential of providing long-lasting treatment while minimizing tolerability complications in target and non-target tissues. The Company’s strategy is to develop a portfolio of product candidates based on this delivery technology.

Eupraxia currently has two distinct clinical development programs, one targeting chronic osteoarthritis (“OA”) pain in the knee and the second targeting GI indications, with an initial focus on Eosinophilic Esophagitis (“EoE”). Currently, both programs are based upon injectable fluticasone microspheres that use Eupraxia’s DiffusphereTM Technology. The injectable drug is dispensed together with a “vehicle” specifically designed for the target and co-administered with the active pharmaceutical ingredient (“API”). For our ongoing clinical studies we are using the same underlying API, differentiated by vehicle and delivery methods. In the future, we anticipate that products intended for different therapeutic indications and modes of administration (for example, IAR and submucosal) will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates. The product candidate that is being developed specifically for IAR injections with an initial indication of knee OA is referred to as EP-104IAR, whereas the product candidate that will be developed for submucosal injections in the GI tract with an initial indication of EoE is referred to as EP-104GI.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein. Additional risk factors relating to a specific offering of Securities may be described in the applicable prospectus supplement. Some of the risk factors described herein, in any applicable prospectus supplement and in the documents incorporated by reference herein and therein, are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows, and your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. We cannot assure you that we will successfully address any or all of these risks. For additional information in respect of the risks affecting our business, see the section “Risk Factors” of our Annual Information Form, which is incorporated herein by reference and available under our profile on SEDAR+ at www.sedarplus.ca.

Risks Relating to New Securities

Investing in the Securities is speculative, and investors could lose their entire investment.

An investment in the Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Securities.

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Shares, which could depress the price of our Common Shares.

Our board of directors (the “Board”) has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of our Common Shares. The potential issuance of preferred shares may delay or prevent a change in control of the Company, discourage bids for our Common Shares at a premium over the market price and adversely affect the market price and other rights of the holders of our Common Shares.

Our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval.

Our notice of articles and articles (the “Articles”) permit us to issue an unlimited number of Common Shares. We anticipate that we will, from time to time, issue additional Common Shares in the future. Subject to the requirements of the TSX and, if applicable, the Nasdaq Capital Market, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

Since its incorporation in May 2011, the Company has generated negative operating cash flows. The Company anticipates that it will continue to have negative cash flow and it expects to continue to incur losses for the foreseeable future as the Company continues to research and develop, and seek regulatory clearances for, its current product candidate and other potential product candidates. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

Issuance of securities of the Company could cause dilution.

The Company may sell additional equity securities (including through the sale of Securities convertible into Common Shares) and may issue additional debt or equity securities to finance its research & development, evaluation, manufacturing, operations, acquisitions, or other projects. The Company is authorized to issue an unlimited number of Common Shares. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

The exercise of stock options could cause dilution.

The Company has outstanding stock options representing a right to receive Common Shares upon vesting and the exercise of the stock options. The exercise of stock options, and the subsequent resale of such Common Shares in the public market, could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company is expected to grant additional stock options. Any Common Shares issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

The Company has warrants, convertible debt, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders.

The Company has outstanding warrants that are exercisable for Common Shares. In addition, the Company has outstanding convertible debt that are convertible into Common Shares. Furthermore, Eupraxia Pharma Inc., the Company’s subsidiary, has non-voting Class B shares (the “Class B Shares”) outstanding that are exchangeable into Common Shares. The exercise of such warrants, conversion of such convertible debt and exchange of such Class B Shares and the subsequent resale of such Common Shares, issuable thereunder in each case, in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants or stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Our Common Shares may have limited liquidity.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX, achieve and maintain a listing on the Nasdaq Capital Market, or achieve or maintain a listing on any other securities exchange.

There is no established market for certain securities, and the Company does not know whether an active market will develop for Common Shares on the Nasdaq Capital Market if the Common Shares are listed.

There is no public market for the preferred shares, debt securities, warrants, subscription receipts or units contemplated by this prospectus and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the preferred shares, debt securities, warrants, subscription receipts or units on any securities exchanges. If the preferred shares, debt securities, warrants, subscription receipts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the preferred shares, debt securities, warrants, subscription receipts or units, or that a trading market for these securities will develop at all.

Further, the Company has applied to list the Common Shares on the Nasdaq Capital Market, under the symbol “EPRX.” However, there has been no prior public trading market for the Common Shares on the Nasdaq Capital Market. The Company cannot assure you that it will complete its listing of the Common Shares on the Nasdaq Capital Market, if it completes its listing of the Common Shares on the Nasdaq Capital Market that such listing is maintained, or that an active trading market for the Common Shares will develop on the Nasdaq Capital Market or elsewhere or, if developed, that any market will be sustained. Accordingly, the Company cannot assure you of the liquidity of any trading market, your ability to sell the Common Shares when desired or the prices that you may obtain for your shares.

Our debt securities may be unsecured.

Unless otherwise indicated in the applicable prospectus supplement, the debt securities may be unsecured and will rank equally in right of payment with all our other existing and future unsecured debt. Any unsecured debt securities will be effectively subordinated to all our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities. See “Description of Debt Securities”.

Prevailing interest rates may affect the market price or value of any debt securities of the Company.

Prevailing interest rates may affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise and increase as prevailing interest rates for comparable debt instruments decline.

Fluctuations in foreign currency markets may affect the market price or value of any debt securities of the Company.

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we will not be required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act, as amended, and related rules and regulations, should we become subject to such requirements in the future. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we will be exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, should we become listed on the Nasdaq Capital Market, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

We will have broad discretion over the use of proceeds from sales of the Securities, and we may not use the proceeds in the desired manner.

Management will have discretion concerning the use of the proceeds from sales of the Securities as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds from sales of the Securities. Management may use the net proceeds from sales of the Securities other than as described under the heading “Use of Proceeds” if they believe it would be in our best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer.

Risks Relating to the Company’s Business

We have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a clinical stage biotechnology company with limited operating history and in particular, no history of earnings; we have not paid any dividends and we are unlikely to pay any dividends in the immediate or foreseeable future. Our success will depend to a large extent on the expertise, ability, judgement, discretion, integrity and good faith of our management.

We have no products approved for commercial sale in any jurisdiction and have not generated any revenue from product sales. To date, we have devoted substantially all of our resources and efforts to organizing and staffing our company, business planning, discovering, identifying and developing potential product candidates, securing related intellectual property rights and conducting preclinical studies and clinical trials of our product candidates. We have not yet demonstrated our ability to obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical stage pharmaceutical companies in rapidly evolving fields. We also may need to transition from a company with a research focus to a company capable of supporting commercial activities. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We expect to spend a significant amount of capital to fund research and development. As a result, we expect that our operating expenses will increase significantly and, consequently, we will need to generate significant revenues to become profitable. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. We cannot predict when, if ever, we will be profitable. There can be no assurances that we will be capable of producing our products in commercial quantities at reasonable costs or that we will successfully market them.

We will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of September 30, 2023, we had C$33.2 million of cash and cash equivalents. Based upon our current operating plan, we estimate that our cash and cash equivalents as of September 30, 2023 are insufficient for us to fund operating, investing, and financing cash flow needs for twelve months following September 30, 2023, the date of our unaudited condensed interim consolidated financial statements for the most recently completed financial period, and accordingly, we have determined that there is substantial doubt about our ability to continue as a going concern. We believe that we will continue to expend substantial resources for the foreseeable future as we continue the development of EP-104, develop additional product candidates, if any, and launch clinical trials for such product candidates and pursue commercialization of product candidates, if approved. In addition, other unanticipated costs may arise. Because the outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates. Our costs will increase if we suffer any delays in our planned clinical trials for our current product candidates. Our forecast of the period of time through which our financial reserves will adequately support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future capital requirements will depend on many factors, including:

•	the timing of, and the costs involved in, obtaining regulatory approvals for product candidates if clinical trials are successful;

•	the scope, progress, results and costs of developing and advancing product candidates through clinical trials and researching and discovering new product candidates;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the cost of manufacturing product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	the amount of revenue from an approved product candidate, if any; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation.

The ongoing economic slowdown and downturn of global capital markets has generally made the raising of capital by equity or debt financing more difficult. Access to financing has been negatively impacted by ongoing global economic risks. We will require substantial additional funds for further research and development, and the marketing and sale of its technology. We may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other therapeutic companies, government grants or other sources. There can be no assurance that additional funding or partnerships will be available on terms acceptable to us and which would foster the successful commercialization of our technologies. If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of the Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities, including potential acquisitions. If adequate funds are not obtained, we may be required to reduce, curtail or discontinue operations.

We are substantially dependent on the success of our lead product candidate EP-104IAR, which is currently in clinical trials, and EP-104GI. If we are unable to complete development of, obtain approval for and commercialize EP-104IAR and EP-104GI in a timely manner, our business will be harmed.

Our future success is dependent on our ability to timely complete clinical trials, obtain marketing approval for and successfully commercialize EP-104IAR, our lead product candidate, and EP-104GI. We are investing significant efforts and financial resources in the research and development of EP-104IAR and EP-104GI. We have conducted a Phase 2 clinical trial for the proposed indication of OA and are conducting a Phase 1b/2a clinical trial for the proposed indication of EoE. Both indications will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval from government regulators, substantial investment and significant marketing efforts before we can generate any revenues from sales of any approved products. We are not permitted to market or promote EP-104IAR, EP-104GI or any other product candidate, before we receive marketing approval from the FDA and/or comparable foreign regulatory authorities, and we may never receive such marketing approval.

Our ability to generate revenue and achieve profitability depends significantly on several factors, including but not limited to the following:

•

successful and timely completion of nonclinical and clinical development of our product candidates and any future product candidates, as well as the associated costs, including any unforeseen costs we may incur as a result of nonclinical study or clinical trial delays due to public health crises or other causes;

•	the initiation and successful patient enrollment and completion of additional clinical trials on a timely basis;

•

establishing and maintaining relationships with CROs and clinical sites for the clinical development, both in the United States and internationally, of our product candidates and any future product candidates;

•	the frequency and severity of adverse events in the clinical trials;

•	the efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA, or any comparable foreign regulatory authority for obtaining marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;

•	making any required post-marketing approval commitments to applicable regulatory authorities;

•	developing an efficient and scalable manufacturing process for our product candidates, including obtaining finished products that are appropriately packaged for sale;

•

establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for product candidates that we develop, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of our product candidates;

•	commercial acceptance of our product candidates by patients, the medical community and third-party payors;

•	identifying, assessing and developing new product candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and/or regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio;

•	defending against third-party interference or infringement claims, if any;

•	negotiating favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

•	obtaining coverage and adequate reimbursement by hospitals, government and third-party payors for product candidates that we develop and receive regulatory approval;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all. Changes in the manufacturing process or facilities will require further comparability analysis and approval by the FDA before implementation, which could delay our clinical trials and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety and potency.

We have not previously submitted a new drug application (“NDA”) to the FDA or similar approval filings to a comparable foreign regulatory authority, for any product candidate. An NDA or other relevant regulatory filing must include extensive nonclinical and clinical data and supporting information to establish that the product candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the product. We cannot be certain that our current or future product candidates will be successful in clinical trials or receive regulatory approval. Further, even if such product candidates are successful in clinical trials, our product candidates or any future product candidates may not receive regulatory approval. If we do not receive regulatory approvals for current or future product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market a product candidate, our revenue will depend, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, as well as the availability of competitive products, whether there is sufficient third-party reimbursement and adoption by physicians.

If we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor.

The Company is developing its Licensed Products (as defined in the Annual Information Form) pursuant to the amended and restated license agreement dated effective October 9, 2018 (the “Amended and Restated License Agreement”) with Auritec Pharmaceuticals Inc. (“Auritec”). The Company is subject to a number of risks associated with its collaboration with Auritec, including the risk that Auritec may terminate the Amended and Restated License Agreement upon the occurrence of certain specified events. The Amended and Restated License Agreement requires, among other things, that the Company make certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. If it fails to comply with any of these obligations or otherwise breaches this or similar agreements, Auritec or any future licensors may have the right to terminate the license in whole.

The Company could also suffer the consequences of non-compliance or breaches by licensors in connection with its license agreements. Such non-compliance or breaches by such third parties could in turn result in the Company’s breaches or defaults under its agreements with its other collaboration partners, and it could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of its rights to the Amended and Restated License Agreement or any similar license granted to the Company in the future, or the exclusivity rights provided therein, could harm the Company’s financial condition and operating results.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023,

Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. In addition, if any of the Company’s suppliers or other parties with whom the Company conducts business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. The Company currently is a borrower under the contingent convertible debt agreement with SVB with the facility being fully drawn. The Company, and any suppliers or other parties that are counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board announced a program to provide up to US$25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although the Company assesses its banking and customer relationships as it believes necessary or appropriate, the Company’s access to funding sources and other credit arrangements in amounts adequate to finance or capitalize the Company’s current and projected future business operations could be significantly impaired by factors that affect the Company, the financial institutions with which the Company has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on the Company’s current and projected business operations and the Company’s financial condition and results of operations. These could include, but may not be limited to, the following:

•	Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

•

Delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability or reductions in the Company’s ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

•	Potential or actual breach of contractual obligations that require the Company to maintain letters of credit or other credit support arrangements;

•	Potential or actual breach of financial covenants in the Company’s credit agreements or credit arrangements;

•	Potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or

•	Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S., Canadian, or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for the Company to acquire financing on acceptable terms or at all. Any decline in available funding or access to the Company’s cash and liquidity resources could, among other risks, adversely impact the Company’s ability to meet its operating expenses, financial obligations or fulfill its other obligations, result in breaches of the Company’s financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have a material adverse effect on the Company’s liquidity and its current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by the Company’s counterparties, which in turn, could have a material adverse effect on the Company’s current and/or projected business operations and results of operations and financial condition. For example, counterparties may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a counterparty could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in a material adverse effect on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any counterparty bankruptcy or insolvency, or the failure of any counterparty to make payments when due, or any breach or default by a counterparty, or the loss of any significant supplier relationships, could result in material losses to the Company and may have a material adverse effect on the Company’s business.

Clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates. Furthermore, the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or comparable foreign regulatory authorities or provide the basis for regulatory approval.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical development and then extensive clinical trials to demonstrate their safety and efficacy. Preclinical and clinical testing is expensive and difficult to design and implement. Preclinical and clinical testing can take many years to complete, and its ultimate outcome is uncertain.

A failure of one or more preclinical or clinical trials can occur at any stage of the process. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse patient population before we can seek regulatory approvals for their commercial sale. Our preclinical or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional and expansive preclinical or clinical testing.

Positive or timely results from preclinical or early-stage trials do not ensure positive or timely results in future clinical trials or registrational clinical trials because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and comparable foreign regulatory authorities, despite having progressed through preclinical studies or initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials or registration clinical trials. For example, a number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

Our lead product candidate may not be successful for its intended use.

The Company’s primary drug candidate, EP-104IAR, is intended as a long-acting pain relief for OA knee pain. The active pharmaceutical ingredient is an anti-inflammatory corticosteroid fluticasone propionate (“FP”) that reduces the pain associated with inflammation. Inflammation is not the only contributor to knee pain, and EP-104IAR may not provide sufficient pain relief for other sources of pain, such as bone-on-bone interactions. EP-104IAR is the first extended release FP-based product candidate to be tested in the knee and the effective dose has not been determined. To achieve regulatory approval in North America, EP-104IAR must show significant benefit over placebo. This is complicated by the “placebo effect” in pain-related trials, whereby patients perceive pain relief despite having received no active pharmaceutical.

We have not received FDA approval for EP-104IAR and cannot be certain that our approach will lead to the development of an approvable or marketable product. We may not succeed in demonstrating safety and efficacy of EP-104IAR in our ongoing clinical trials or in larger-scale clinical trials.

Advancing EP-104IAR creates significant challenges for us, including:

•	obtaining marketing approval, as the FDA, EMA or other regulatory authorities have never approved an FP-based product for OA knee pain;

•

if EP-104IAR is approved, educating medical personnel regarding the potential benefits, as well as the challenges, of incorporating our EP-104IAR into existing treatment regimens, including in combination with other treatments for OA; and

•	establishing the sales and marketing capabilities upon obtaining any marketing approvals to gain market acceptance.

Our current and future product candidates will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications.

Marketing authorization of EP-104IAR and other product candidates will fall under the regulatory purview of the FDA and other equivalent regulatory bodies worldwide. We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities impose similar requirements. The time required to obtain approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions or change over time, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication, a narrower patient population than we originally requested or with a Risk Evaluation and Mitigation Strategy (“REMS”). Further, regulatory authorities may not approve the price we intend to charge for products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, a U.S. federal government shutdown or budget sequestration, may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates. Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

•

the FDA, EMA or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results.

Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate the safety and efficacy of our product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials.

In addition, we may rely in part on preclinical, clinical and quality data generated by CROs and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed, and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase.

We do not know whether our future clinical trials will begin on time or enroll patients on time, or whether our ongoing and/or future clinical trials will be completed on schedule or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

•

any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval from one or more institutional review boards (“IRBs”);

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of combination therapies for use in clinical trials;

•	subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post- treatment follow-up;

•	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•	selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

•

a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice (“cGMP”), regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (“GCPs”) or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We completely rely on third parties to provide supplies and inputs required for our products.

We currently outsource all product manufacturing. The field of manufacturers capable of manufacturing the EP-104 API powder is narrow and not easily replaced. Although we depend heavily on these parties, we do not control them and, therefore, cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us in a timely and satisfactory basis, development plans may be delayed or terminated.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•

the failure of the third party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;

•	the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the failure of the third party to manufacture our product candidates according to our specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

•

clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements internationally. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations. Our current and anticipated future dependence upon others for the manufacture of our product candidates or drugs may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

We rely on CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed.

The Company anticipates engaging CROs for most aspects of the Company’s clinical trials, including trial conduct, data management, study management and managing, statistical analysis and electronic compilation of the Company’s regulatory submissions. The Company may enter into agreements with CROs to obtain resources and expertise in an attempt to accelerate the Company’s progress on new or ongoing clinical and non-clinical programs. Typically entering into relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, typically there is a transition period between engagement of a CRO and the time the CRO commences work. As a result, delays may occur, which may materially impact the Company’s ability to meet desired non-clinical and clinical development timelines and ultimately have a material adverse effect on the Company’s operating results, financial condition or future prospects.

As CROs are not the Company’s employees, the Company cannot control whether or not they devote sufficient time and resources to the Company’s clinical trials for which they are engaged to perform, and whether they comply with the applicable GCPs and Good Laboratory Practices (“GLPs”) for the Company’s product candidates, which include requirements related to the conduct of the study, subject informed consent, and research ethics board’s approval among others. Regulatory authorities, including the FDA, monitor compliance with Good Manufacturing Practices, GLPs, and GCPs (collectively, “GxPs”) through periodic inspections of trial sponsors, principal investigators and trial sites. Although the Company may rely on third parties for the execution of the Company’s clinical trials and non-clinical research, the Company is nevertheless responsible for ensuring that each of the Company’s studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and the Company’s reliance on CROs does not relieve the Company of the Company’s regulatory responsibilities. If the Company or any of the Company’s CROs fail to comply with applicable GCPs and GLPs, the data generated in the Company’s studies may be deemed unreliable and the applicable regulatory authorities may take regulatory action against the Company and/or require the Company to perform additional studies before approving the Company’s marketing applications. The Company cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of the Company’s clinical trials complies with GCP regulations. In addition, the Company’s clinical trials must be conducted with product candidate materials produced under GMP regulations. the Company’s failure to comply with these regulations may require the Company to discontinue or repeat clinical trials, which would delay the regulatory approval process. If the CROs that the Company engages do not successfully carry out their contractual duties or obligations, conduct the studies in accordance with all regulatory requirements, or meet expected deadlines, or if they need to be replaced, or the quality or accuracy of the data they provide is compromised due to the failure to adhere to regulatory requirements or for other reasons, then the Company’s development programs may be extended, delayed or terminated, or the Company may not be able to obtain marketing approval for or successfully commercialize the Company’s product candidates. Failure to comply with clinical trial regulatory requirements may further subject the Company to significant penalties potentially including imprisonment or an injunction against manufacture or distribution and debarment.

The manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity, potency, and stability. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business, including exposure to liabilities arising from any GxP non-compliance. If our manufacturers and suppliers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our common shares.

Our clinical product candidates, along with product candidates we expect to enter clinical development, are in varying stages of development and will require substantial clinical development, testing and regulatory approval prior to commercialization. Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive pre-clinical testing and clinical trials that each product candidate is both safe and effective for use in each target indication. Failure can occur at any time during the clinical trial process. Clinical trials often fail to demonstrate safety and efficacy of the product candidate studied for the target indication. Most product candidates that commence clinical trials are never approved as products. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our product candidates may also be undergoing other treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to our product candidate. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes.

In addition to the safety and efficacy trials of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, statistical analysis plan, placebo effect, patient enrollment criteria, patient compliance and trial execution. Data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Failure of a clinical trial due to any of these reasons could materially harm our business and the market price of our common shares. In the case of some of our product candidates, we may seek to develop treatments for certain diseases or disorders for which there is relatively limited clinical experience, and clinical trials may use novel endpoints and measurement methodologies or subjective patient feedback, which adds a layer of complexity to these clinical trials and may delay regulatory approval. Negative or inconclusive results from our clinical trials could lead to a decision or requirement to conduct additional pre-clinical testing or clinical trials or result in a decision to terminate the continued development of a product candidate. Any of the foregoing outcomes would materially and adversely impact our business, product candidate pipeline and future prospects.

If our product candidates are not shown to be both safe and effective in clinical trials, such product candidates will be unable to obtain regulatory approval or be successfully commercialized. In addition, our failure to demonstrate positive results in clinical trials in any indication for which we are developing clinical product candidates could adversely affect development efforts in other indications. In such case, we would need to develop other compounds and conduct associated pre-clinical testing and clinical trials, as well as potentially seek additional financing, all of which would have a material adverse effect on our business, growth prospects, operating results, financial condition and results of operations.

Interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our Common Shares.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business.

Preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA, EMA or comparable foreign regulatory authority approval. We cannot guarantee that the FDA or foreign regulatory authorities will interpret trial results as we do, and more trials could be required before we are able to submit applications seeking approval of our product candidates. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidate, which may also limit its commercial potential. Furthermore, the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval, which may lead to the FDA, EMA or comparable foreign regulatory authorities delaying, limiting or denying approval of our product candidates.

Our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our product candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Patients in our ongoing and planned clinical trials may in the future suffer significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. Some of our product candidates, may be used as chronic therapies or be used in pediatric populations, for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, if our product candidates are used in combination with other therapies, our product candidates may exacerbate adverse events associated with the therapy. Patients treated with our product candidates may also be undergoing other medical procedures or treatments, which can cause side effects or adverse events that are unrelated to our product candidate, but may still impact the success of our clinical trials.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates and not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

Where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or orphan drug designation. Even if we receive Fast Track designation or other designation, we can provide no assurance that we will be able to obtain FDA approval sooner or if at all.

Where possible, we may pursue accelerated development strategies in areas of high unmet need for one or more of our product candidates. In June 2023, we announced that the FDA has granted Fast Track designation for EP-104IAR in treatment of OA. Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of our product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue.

To successfully commercialize EP-104IAR, if approved, or any future product candidate that may result from our development programs, we will need to build out our sales and marketing capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract field force to market any product candidate we may develop will be expensive and time-consuming and could delay any drug launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may seek to enter into collaborations with other entities to use their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any current or future collaborators do not commit sufficient resources to commercialize our product candidates, or we are unable to develop the necessary capabilities on our own, we may be unable to generate sufficient revenue to sustain our business. We may compete with many companies that currently have extensive, experienced and well-funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We will likely also face competition if we seek third parties to assist us with the sales and marketing efforts any future product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

We have a novel technology with uncertain market acceptance.

Even if any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Our delivery platform is at an early stage of development and uses novel technology, with uncertain market acceptance if our product candidates are approved. Product approval, should this be achieved, does not infer that the product will garner a good market price or be reimbursed by public or private insurers. Further, there are no guarantees that the product will be positively received by the target patient population. If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including, but not limited to:

•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

•

restrictions on the use of our product candidates, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement, as well as pricing, by third-party payors, including government authorities;

•	the availability of the approved product candidate for use as a combination therapy;

•	relative convenience and ease of preparation and administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the effectiveness of sales and marketing efforts;

•	unfavorable publicity relating to our products or product candidates or similar approved products or product candidates in development by third parties; and

•	the approval of other new therapies for the same indications.

If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Additionally, certain clinical trials for future product candidates may be focused on indications with relatively small patient populations, which may further limit enrollment of eligible patients or may result in slower enrollment than we anticipate. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.

Patient enrollment may also be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment for any of our clinical trials may be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and potency of approved drugs for the disease under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the product candidate under study;

•

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients;

•	continued enrollment of prospective patients by clinical trial sites; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We may choose to conduct international clinical trials in the future. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to current GCP requirements; and (3) the FDA is able to validate the data through an on-site inspection or other appropriate mean. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

If the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer.

We intend to initially focus our product candidate development on treatments for OA and EoE indications. Our projections of addressable patient populations that may benefit from treatment with our product candidates are based on our estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of OA or EoE. Additionally, the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates. FDA, EMA, or other regulatory agencies may also limit our proposed indication or target population. Our market opportunity may also be limited by future competitor treatments that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for any product candidate that we or our strategic partners develop could be significantly diminished and have an adverse material impact on our business.

Even if our product candidates receive regulatory approval, they will be subject to significant post marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCP for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

•	delays in or the rejection of product approvals;

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning or untitled letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production; and

•	imposition of restrictions on operations, including costly new manufacturing requirements.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If government regulation arises that puts constraints on FDA’s or other regulatory authorities’ ability to exercise their respective regulatory authority, including engaging in oversight and implementation activities in the normal course, our business may be negatively impacted.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, the FDA temporarily postponed certain inspections before resuming normal operations.

If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We rely on key personnel.

The Company’s success depends in large measure on certain key personnel, including our executive officers. The loss of the services of such key personnel could have a material adverse effect on the Company. The contributions of these individuals to the Company’s immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the biotech industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of the Company’s business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company’s management. Other biotechnology companies with which the Company competes for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than the Company does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those that the Company has to offer. If the Company is unable to continue to attract and retain high-quality personnel, the rate of and success with which the Company can develop and commercialize product candidates would be limited.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotech companies for qualified employees is intense, and as a result we may not be able to attract and retain such individuals on acceptable terms, or at all.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

We may not be able to successfully execute our business strategy.

The execution of our business strategy poses many challenges and is based on several assumptions. If we experience significant regulatory delays, supply chain disruptions, cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business strategy. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business strategy may change as well.

We are in a highly competitive industry which is continuously evolving with technological changes.

The Company is engaged in an industry that is highly competitive, evolving and characterized by technological change. As a result, it is difficult for it to predict whether, when and by whom new competing technologies or new competitors may enter the market. The Company faces competition from companies with strong positions in certain markets it is currently targeting, and in new markets and regions it may enter. Some of these companies have significantly greater financial, technical, human, research and development, and marketing resources than the Company. The Company cannot assure that it will be able to compete effectively against current and future competitors who may discover and develop products in advance of the Company that are more effective than those developed by the Company. As a consequence, the Company’s current and future technologies may become obsolete or uncompetitive, resulting in adverse effects on revenue, margins and profitability. In addition, competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations. To the extent that new or improved oral or other systemically administered pain medications are introduced that demonstrate better long-term efficacy and safety, patients and physicians may further delay the introduction of injectable therapies, such as EP-104IAR, if approved, in the OA treatment continuum. EP-104IAR could also face competition from other formulations or devices that deliver pain medication on an extended basis, such as transdermal delivery systems or implantable devices.

Many of the Company’s competitors have substantially greater financial, technical and other resources, such as larger research and development staffs and experienced commercial and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in the Company’s competitors. As a result, these companies may obtain regulatory approval more rapidly than the Company is able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products or drug delivery technologies that are more effective or less costly than EP-104IAR or any other product candidate that the Company is currently developing or may develop.

The Company believes that its ability to compete effectively depends upon many factors both within and beyond the Company’s control, including:

•	the usefulness, ease of use, performance and reliability of the Company’s technology compared to its competitors;

•	the activity and tolerability of EP-104IAR and the Company’s other product candidates, including relative to marketed products and product candidates in development by third parties;

•	the ability to distinguish safety and efficacy from existing, alternative therapies;

•	the timing for product candidates to complete clinical development and receive market approval;

•	acceptance of EP-104IAR and any of the Company’s other product candidates that receive regulatory approval by patients, physicians and other health providers;

•	the Company’s ability to monetize its technology;

•	the selection of licensing partners for its technology with the necessary skills and resources to drive uptake;

•	the Company’s marketing and selling efforts;

•	the Company’s financial condition and results of operations;

•	the ability to maintain a good relationship with regulatory authorities;

•	the price of the Company’s future products, including in comparison to branded or generic competitors;

•	whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans;

•	acquisitions or consolidations within the Company’s industry, which may result in more formidable competitors;

•	the Company’s ability to protect its intellectual property rights;

•	the Company’s ability to attract, retain and motivate talented employees;

•	the Company’s ability to cost-effectively manage and grow its operations; and

•	the Company’s reputation and brand strength relative to that of its competitors.

Our future success will depend on our ability to continually enhance and develop our product candidates.

There is a broad pipeline of potential new therapies for OA pain. The OA market is characterized by rapid technological change and the possibility of frequent new product introductions. Accordingly, the Company’s future success depends upon its ability to enhance its current product candidates and to develop, introduce and sell the most accurate products at competitive prices. The development of new technologies and products involves time, substantial costs and risks. The Company’s ability to successfully develop new technologies depends in large measure on its ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry.

The success of new product introductions depends on a number of factors including the efficacy and safety as demonstrated in clinical trials, the ability to demonstrate the impact of real world evidence, timely and successful product development, the timing and market introduction of competitive products, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of pharmaceutical components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects in the early stages of introduction and the Company’s ability to manage distribution and production issues related to new product introductions, the clinical indications for which the product is approved, acceptance by physicians, the medical community and patients of the product as a safe and effective treatment, the ability to distinguish safety and efficacy from existing, less expensive alternative therapies, the convenience of prescribing, administrating and initiating patients on the product, the potential and perceived advantages and/or value of the product over alternative treatments, the cost of treatment in relation to alternative treatments, including any similar generic treatments, the availability of coverage and adequate reimbursement by third-party payors and government authorities to support the product’s pricing, the prevalence and severity of adverse side effects and the effectiveness of sales and marketing efforts.

If the Company is unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, its business would be harmed.

Even if the Company successfully advances any other product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, the Company cannot assure you that it will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from its product candidates.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms and product candidates that we identify for specific indications. As a result, we may forgo or delay pursuit of opportunities with other therapeutic platforms or product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

If we are unable to differentiate EP-104IAR from existing generic therapies for treatment of OA, or if the FDA or other applicable regulatory authorities approve generic products that compete with EP-104IAR, our ability to successfully commercialize EP-104IAR would be adversely affected.

Immediate-release triamcinolone acetonide (“TCA”) and other injectable immediate-release steroids, which are the current intra-articular standard of care for OA pain, are available in generic form and are therefore relatively inexpensive compared to the potential pricing for EP-104IAR. Although we believe our Phase 2 study provides preliminary evidence of extended pain relief, it is possible that we will receive data from additional clinical trials or in a post marketing setting from physician and patient experiences with the commercial product that does not continue to support such interpretations. It is also possible that the FDA, physicians and healthcare payors will not agree with our interpretation of our existing and future clinical trial data. If we are unable to demonstrate the value of EP-104IAR based on our clinical data, patient experience, as well as real world evidence, our opportunity for EP-104IAR to obtain premium pricing and be commercialized successfully would be adversely affected.

In addition to existing generic steroids, such as immediate-release TCA, the FDA or other applicable regulatory authorities may approve other generic products that could compete with EP-104IAR if we cannot adequately protect it with our patent portfolio. For example, in the United States, once an NDA, including a Section 505(b)(2) application, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (“ANDA”). The Federal Food, Drug, and Cosmetic Act, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product has the same active ingredient(s), dosage form, strength, route of administration, conditions of use, or labeling as our product candidate and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as EP-104IAR. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product is typically lost to the generic product. Accordingly, competition from generic equivalents to our products would materially adversely impact our ability to successfully commercialize EP-104IAR.

A variety of risks associated with potential international business relationships could materially adversely affect our business.

The Company may enter into agreements with third parties for the development and commercialization of EP-104IAR and other product candidates in international markets. If the Company does so, the Company would be subject to additional risks related to entering into international business relationships, including:

•	differing regulatory requirements in other countries including, among others, marketing approval, pricing, reimbursement and sales and marketing practices;

•	potentially reduced protection for intellectual property rights;

•	potential for so-called parallel importing, which is when a local seller, faced with higher local prices, opts to import goods from a foreign market with lower prices, rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees traveling and working abroad;

•	foreign taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other risks incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in Canada or the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad or supply chain disruptions; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, tsunamis, hurricanes and fires.

These and other risks may materially adversely affect the Company’s ability to develop and commercialize products in international markets and may harm the Company’s business.

Collaboration arrangements we may enter into in the future may not be successful.

The Company may seek future partnerships, collaborations and other strategic transactions to maximize the commercial potential of EP-104IAR and our other product candidates. The Company may enter into such arrangements on a selective basis depending on the merits of retaining commercialization rights for itself as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for EP-104IAR and other product candidates, both in the United States and internationally. The Company faces competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. The Company may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should the Company choose to enter into such arrangements. The terms of any collaborations or other arrangements that the Company may establish may not be favorable to the Company.

Any future collaborations that the Company enters into may not be successful. The success of the Company’s collaboration arrangements will depend heavily on the efforts and activities of the Company’s collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters could lead to delays in the development process or commercialization of the Company’s product candidates and in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect the Company financially and could harm the Company’s business reputation.

We may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances.

The Company may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Company believes will complement or augment the Company’s existing business. If the Company acquires businesses with promising markets or technologies, the Company may not be able to realize the benefit of acquiring such businesses if the Company is unable to successfully integrate them with the Company’s existing operations and company culture. The Company may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent the Company from realizing their expected benefits or enhancing the Company’s business. The Company cannot assure you that, following any such acquisition, the Company will achieve the expected synergies to justify the transaction. In addition, the Company may require significant additional funds to either acquire such businesses or products or to commercialize them, which may result in significant dilution to shareholders or the incurrence of significant indebtedness by the Company.

We have traditionally relied on key collaborations and grants.

The development programs of the Company may require substantial additional cash. Traditionally, the Company has received funds under grant reward programs to fund portions of such development. The Company cannot provide assurance that it will continue to receive all or any of the grant funding that it applies for, that such grants if received will provide sufficient funding or that it will be able to establish future collaborations on commercially reasonable terms or at all. Inability to obtain grant funding and establish collaboration agreements may result in product development delays or cancellation, particularly in regard to pipeline programs. In addition, the success of collaboration agreements will depend heavily on the efforts and activities of the third-party collaborators, which are outside the control of the Company.

We are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations.

In the ordinary course of business, we process personal data and other sensitive information, including our proprietary and confidential business data, trade secrets, intellectual property, data about trial participants collected in connection with clinical trials, and other sensitive data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. At the state level, the California Consumer Privacy Act of 2018 (“CCPA”), as amended and supplemented by the California Privacy Rights Act, imposes obligations on businesses to which it applies. The CCPA allows for statutory fines for noncompliance. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA, to the extent applicable to our business and operations, may increase compliance costs and potential liability with respect to other personal information we may maintain about California residents. Other states have also enacted data privacy laws. Additional data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Outside the U.S., the European Union’s general data protection regulation (“European Union GDPR”) and the United Kingdom’s general data protection regulation impose strict requirements for processing the personal data of individuals. For example, under the European Union GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data. Certain foreign jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions, such as transferring or receiving personal data that originates in the EU.

Although we endeavor to comply with all applicable data privacy and security obligations, these obligations are quickly changing in an increasingly stringent fashion, creating some uncertainty as to how to comply, and potentially requiring us to modify our policies and practices, which may be costly and may divert the attention of management and technical personnel. Further, we may at times fail, or be perceived to have failed, to have complied and could face significant consequences. These consequences may include, but are not limited to, government enforcement actions, investigations and other proceedings; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations, including our clinical trials; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

Our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor.

We rely on both internal information technology systems and networks, and those of third parties and their vendors and contractors, to transmit, store and otherwise process information in connection with our business activities. We are increasingly dependent upon our technology systems to operate our business and our ability to effectively manage our business depends on the security, reliability and adequacy of our and our third-party or other contractors’ or vendors’ technology systems and data. Any cyberattack including phishing, business email compromise, social engineering, ransomware or other malware, or any security breach, security incident, or other destruction, loss, or unauthorized use or other processing of data maintained or otherwise processed by us or on our behalf could result in a loss of intellectual property or misappropriation of trade secrets, disruptions to our business and operations, subject us to increased costs and require us to expend time and resources to address the matter, may subject us to claims, demands, and proceedings by private parties, regulatory investigations and other proceedings, and fines, penalties, and other liability and have a material adverse effect on our business. In addition, the loss, alteration or other damage to or other unavailability of pre-clinical data or clinical trial data from completed or ongoing clinical trials for our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Any cyber-attack, security breach or incident, or other destruction, loss or unauthorized processing of data maintained or otherwise processed by us or on our behalf, or the perception any such matter has occurred, could result in actual or alleged violations of applicable U.S. and international privacy, data protection, information security and other laws and regulations, harm our reputation and subject us to litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the U.S. and by international regulatory entities, resulting in exposure to material civil and/or criminal proceedings and liability. In addition, we may incur significant additional expense to implement further measures relating to privacy, data protection and information security, whether in response to an actual or perceived security breach or incident or otherwise.

To date, we have not experienced any material impact to our business, financial position or operations resulting from cyberattacks or other information security incidents; however, because of frequently changing attack techniques, along with the increased volume and sophistication of such attacks, our business, financial position or operations could be adversely impacted in the future. Moreover, the prevalent use of mobile devices that access confidential information, widespread use of cloud-based applications with remote data centers, and ability to work remotely all increase the risk of security breaches and incidents. These risks may be heightened due to the increasing number of our and our vendors’ and contractors’ personnel working remotely. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. While we have implemented security measures, our computer systems and the external systems and services used by our third-party contract manufacturers and CROs and their vendors and contractors remain potentially vulnerable to these events and there can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. In addition, regulators are considering new cybersecurity regulations. These proposed regulations may impact the manner in which we operate.

We may fail to manage our growth successfully which may adversely impact our operating results.

The Company’s failure to manage its growth successfully may adversely impact its operating results. The Company’s ability to manage growth will require it to continue to build its operational, financial and management controls, contracting relationships, marketing and business development plans and controls and reporting systems and procedures. The Company’s ability to manage its growth will also depend in large part upon a number of factors, including the ability for it to rapidly:

•	expand its internal and operational and financial controls significantly so that it can maintain control over operations;

•	attract and retain qualified technical personnel in order to continue to develop its product candidates; and

•	build commercial infrastructure following any approval of product candidates.

An inability to achieve any of these objectives could harm the business, financial condition and results of operations of the Company.

We rely on the protection of our intellectual property rights.

The Company’s commercial success depends to a significant degree upon its ability to develop new or improved technologies, instruments and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries, such as the countries in the European Union and Asia. The Company intends to patent concepts, components, processes, industrial designs and methods, and other inventions and technologies that it considers to have commercial value or that will likely give it a competitive advantage. Despite devoting resources to the research and development of proprietary technology, the Company may not be able to develop new technology that is patentable or protectable. Further, patents issued to the Company, if any, could be challenged, held invalid or unenforceable, or be circumvented and may not provide the Company with necessary or sufficient protection or a competitive advantage.

In addition, despite its efforts to protect and maintain its patents, competitors and other third parties may be able to design around the Company’s patents, if so awarded, or develop products similar to its products that are not within the scope of such patents. Finally, patents provide certain statutory protection for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of the Company’s material patents will expire at some time and thereafter the underlying technology of such patents will be allowed to be used by any third party, including its competitors. Moreover, the inventions covered by patents may be free to be used in countries for which there is no patent protection. A number of the Company’s competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that the Company has developed, used or commercialized, or may develop, use or commercialize in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, the Company cannot be certain that it has been the first to develop the technology covered by its pending patent applications. In addition, the disclosure in its patent applications, including in respect of the utility of its claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, the Company cannot assure that its patent applications will result in valid or enforceable patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in the Company’s future patents, their enforceability and its ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if its patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that the Company may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. The Company cannot assure that any of its pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to it.

In addition to patents, the Company relies on a combination of industrial designs, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce its proprietary technology and intellectual property rights in the United States, Canada and other countries. However, the Company’s ability to protect its brand by registering certain trademarks may be limited. In addition, while the Company generally enters into confidentiality and non-disclosure agreements with its employees, consultants and contractors to attempt to limit access to and distribution of its proprietary and confidential information, it is possible that:

•	misappropriation of its proprietary and confidential information, including technology, will nevertheless occur;

•	its confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

•	disputes will arise concerning the ownership, validity, enforceability, use patentability or registrability of intellectual property; or

•	unauthorized disclosure of its know-how, trade secrets or other proprietary or confidential information will occur.

The Company cannot assure that it will be successful in protecting, maintaining or enforcing its intellectual property rights. If it is not successful in protecting, maintaining or enforcing its intellectual property rights, then the Company’s business, operating results and financial condition could be materially adversely affected.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favour the enforcement of patents and other intellectual property protection, especially those relating to life sciences. To the extent that the Company has obtained or is able to obtain patents or other intellectual property rights in any foreign jurisdictions, it may be difficult for the Company to stop the infringement of the Company’s patents or the misappropriation of other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the availability of certain types of patent rights and enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Proceedings to enforce the Company’s patent rights in foreign jurisdictions could result in substantial costs and divert the Company’s efforts and attention from other aspects of the Company’s business. Accordingly, the Company’s efforts to protect the Company’s intellectual property rights in such countries may be inadequate.

Guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize.

Government agencies promulgate regulations and guidelines directly applicable to us and to our product candidates and any future products. In addition, professional societies, such as the American College of Rheumatology, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the healthcare and patient communities with respect to specific products. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines that do not recognize the Company’s future products, suggest limitations or inadequacies of the Company’s future products, or suggest the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers, could result in decreased use or adoption of the Company’s future products.

Patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first to file” system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the United States Patent and Trademark Office (“USPTO”) and may become involved in post-grant proceedings including opposition, derivation, re-examination, inter partes review or interference proceedings challenging the Company’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope or enforceability of, or invalidate, the Company’s patent rights, which could adversely affect the Company’s competitive position.

The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act and in particular the first to file provisions, did not become effective until March 16, 2013. However, the full impact that the Leahy-Smith Act will have on the operation of the Company’s business is not clear. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of the Company’s patent applications and the enforcement or defense of the Company’s issued patents, as well as the Company’s ability to bring about timely favourable resolution of any disputes involving the Company’s patents and the patents of others.

Non-compliance with regulatory requirements may reduce or eliminate our patent protection.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in unenforceability, invalidity, abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in unenforceability, invalidity, abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If the Company or any future licensors fail to maintain the patents and patent applications covering the Company’s product candidates, the Company’s competitive position would be adversely affected.

We may infringe the intellectual property rights of others.

The Company’s commercial success depends, in part, upon it not infringing or violating intellectual property rights owned by others. The industry in which the Company competes has participants that own, or claim to own, intellectual property. The Company cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require it to alter its technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

The Company may in the future receive claims from third parties asserting infringement and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce the Company’s intellectual property rights. Some of the Company’s competitors have, or are affiliated with companies having, substantially greater resources than it has, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than the Company can. Regardless of whether claims that it is infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect the Company’s relationships with current or future counterparties;

•	adversely affect its reputation with suppliers, payors or customers;

•	be time-consuming and expensive to evaluate and defend;

•	divert management’s attention and resources;

•	subject the Company to significant liabilities and damages;

•	require it to enter into royalty or licensing agreements; or

•	require it to cease certain activities, including the sale of products.

If it is determined that the Company has infringed upon, violated or is infringing upon or violating a patent or the intellectual property right of any other person, or if it is found liable in respect of any other related claim, then in addition to being liable for potentially substantial damages, the Company may be prohibited from developing, using, distributing, selling or commercializing certain of its technologies and products unless it obtains a license from the holder of the patent or other intellectual property right. The Company cannot assure that it will be able to obtain any such license on a timely basis or on commercially favourable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If it does not obtain such a license or find a cost-efficient workaround, the Company’s business, operating results and financial condition could be materially adversely affected and it could be required to cease related business operations in some markets and restructure its business to focus on its continuing operations in other markets.

We may be subject to claims arising from consultants or contractors misappropriating intellectual property.

Many of the Company’s consultants and contractors were previously or are concurrently employed at or engaged by biotechnology companies, and/or other pharmaceutical companies, including the Company’s competitors or potential competitors, or academic research institutions. Some of these consultants and contractors, including each member of the Company’s senior management or the Company’s other employees, may have executed proprietary rights, nondisclosure and non-competition agreements in connection with such previous or concurrent employment. The Company may be subject to claims that the Company or its consultants and contractors have used or disclosed the intellectual property and other proprietary information or know-how or trade secrets of others in their work for the Company. Litigation may be necessary to defend against these claims. The Company is not aware of any threatened or pending claims related to these matters or concerning agreements with the Company’s senior management, or other of the Company’s employees, consultants, and contractors, but litigation may be necessary in the future to defend against such claims. If the Company fails in defending any such claims, in addition to paying monetary damages, the Company may lose valuable intellectual property rights, or personnel or access to consultants and contractors. Even if the Company is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while the Company’s policy is to require the Company’s consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to the Company, the Company may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that the Company regards as the Company’s own, which may result in claims by or against the Company related to the ownership of such intellectual property. If the Company fails in prosecuting or defending any such claims, in addition to paying monetary damages, the Company may lose valuable intellectual property rights. Even if the Company is successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to the Company’s management and scientific personnel.

We use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our product manufacturing, research and development, and testing activities involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risks of accidental contamination or the accidental discharge of these materials, or any resulting injury from such an event. We may be subjected to litigation for any injury that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Our use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters, are governed by federal, state, provincial and local legislation. We are also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices. Our operations may require that environmental permits and approvals be issued by applicable government agencies, which can be costly and time-consuming to attain. These regulations and legislation can change, or new ones come into place, due to future legislative or administrative actions. These events could cause us to incur additional expense or restrict our operations. Compliance with environmental laws and regulations, current or future, may be expensive and prohibitive for our research, development, or production efforts. Failure to comply could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures to achieve and maintain compliance.

If product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104IAR, if approved, and any other future products.

The Company faces a potential risk of product liability as a result of distribution of its product candidates for testing and commercialization of EP-104IAR and other pipeline products, if approved. For example, the Company may face claims if use of EP-104IAR allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in product quality, a failure to warn of dangers inherent in the product candidate or product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If the Company cannot successfully defend itself against product liability claims, the Company may incur substantial liabilities or be required to limit commercialization of the product subject to such claims. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any current and future approved product candidates;

•	injury to the Company’s reputation;

•	costs to defend any related litigation;

•	diversion of management’s time and the Company’s resources;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	inability to commercialize EP-104IAR and other products, if approved;

•	decline in the Company’s stock price; and

•	exposure to adverse publicity.

Although the Company currently has product liability insurance in place, the Company does not know whether the limits of the insurance will be sufficient to satisfy any claims should they arise. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from or beyond the limits of, our insurance coverage. If we cannot successfully defend ourselves against a product liability claim, we may incur substantial liabilities.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business.

The Company is exposed to the risk that employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in fraudulent or other illegal activity, fraud or other misconduct. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) the law and regulations of the FDA and non-US regulators, including those laws that require the reporting of true, complete and accurate information to the FDA and non-US regulators, (ii) healthcare fraud and abuse laws and regulations in the United States and elsewhere, and (iii) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct in violation of these laws may also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company’s reputation. It is not always possible to identify and deter misconduct by the Company’s executives, employees, consultants and other third parties, and any precautions the Company takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting the Company’s rights, those actions could have a significant impact on the Company’s business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in national healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of the Company’s operations, any of which could adversely affect the Company’s ability to operate the business and the Company’s results of operations.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. The Company may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact the Company’s business. Any adverse determination in litigation could also subject the Company to significant liabilities.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

The Company relies on trade secrets to protect the Company’s proprietary technological advances and know-how, especially where the Company does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. The Company relies in part on confidentiality agreements with the Company’s consultants, contractors, outside scientific collaborators, sponsored researchers and other advisors, including the third parties the Company relies on to manufacture the Company’s product candidates, to protect the Company’s trade secrets and other proprietary information. However, any party with whom the Company has executed such an agreement may breach that agreement and disclose the Company’s proprietary information, including the Company’s trade secrets. Accordingly, these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of the Company’s proprietary rights. In addition, others may independently discover the Company’s trade secrets and proprietary information. Failure to obtain or maintain trade secret protection could enable competitors to use the Company’s proprietary information to develop products that compete with the Company’s products or cause additional, material adverse effects upon the Company’s competitive business position and financial results.

Lawsuits relating to intellectual property infringement would be costly and time consuming.

The Company may be required to initiate litigation to enforce or defend the Company’s intellectual property rights. These lawsuits can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the pharmaceutical industry generally. Such litigation or proceedings could substantially increase the Company’s operating expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

In infringement litigation, any award of monetary damages the Company receives may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company’s confidential information and trade secrets could be compromised by disclosure during litigation. Moreover, there can be no assurance that the Company will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are resolved. Further, any claims the Company asserts against a perceived infringer could provoke these parties to assert counterclaims against the Company alleging that the Company has infringed their patents. Some of the Company’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than the Company can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on the Company’s ability to compete in the marketplace.

In addition, the Company’s patents and patent applications could face other challenges, such as interference proceedings, opposition proceedings, reissue, inter partes review, re-examination proceedings, third-party submissions of prior art, and other forms of post-grant review. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope or preventing the issuance of, any of the Company’s patents and patent applications subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert the Company’s management and scientific personnel’s time and attention.

In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the market price of the Common Shares. Such litigation or proceedings could substantially increase the Company’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings.

Even if resolved in the Company’s favour, litigation or other legal proceedings relating to intellectual property claims may cause the Company to incur significant expenses and could distract the Company’s technical and management personnel from their normal responsibilities, which could have a material adverse effect on the Company’s financial position and results of operations.

Our directors and executive officers may be affiliated with other biotech companies and may have conflicts of interest.

Certain of the directors and executive officers of the Company may, from time to time, be employed by or affiliated with organizations which have entered into agreements or will enter into agreements with the Company. As disputes may arise between these organizations and the Company, or certain of these organizations may undertake or have undertaken research with the Company’s competitors, there exists the possibility for such persons to be in a position of conflict. The Company cannot assure that any decision or recommendation made by these persons involving the Company will be made in accordance with his or her duties and obligations to deal fairly and in good faith with the Company and such other organizations.

Our business may be affected by macroeconomic conditions.

Various macroeconomic factors could adversely affect the Company’s business and the results of the Company’s operations and financial condition, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions and uncertainties, including those resulting from political instability and the current and future conditions in the global financial markets. For instance, if inflation or other factors were to significantly increase the Company’s business costs, it may not be feasible to pass through price increases to patients. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of the Company’s investments and the Company’s ability to liquidate the Company’s investments in order to fund the Company’s operations, if necessary.

Interest rates and the ability to access credit markets could also adversely affect the ability of payors and distributors to purchase, pay for and effectively distribute the Company’s products if and when approved. Similarly, these macroeconomic factors could affect the ability of the Company’s current or potential future contract manufacturers, sole-source or single-source suppliers, or licensees to remain in business or otherwise manufacture or supply the Company’s product candidates. Failure by any of them to remain in business could affect the Company’s ability to manufacture product candidates.

Our business may be affected by global geopolitical risks.

In addition to the risks specific to the countries in which the Company operates, global events such as war and occupation, terrorism and related geopolitical risks may lead to increased market volatility and may have adverse short-term and long-term effects on world economies and markets generally. For example, in late February 2022,

Russian military forces launched significant military action against Ukraine, and conflict and disruption in the region is ongoing. This conflict has the potential to affect our clinical trial operations in Poland, Czech Republic and Denmark. The impact to Ukraine, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and Belarus, and each country’s potential response to such sanctions, tensions, and military actions could have an adverse effect on the Company’s operations. These countries may impose further sanctions or other restrictive actions against governmental or other individuals or organizations in Russia or elsewhere. The effects of disruptive events could affect the global economy and financial and commodities markets in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks, including those described elsewhere in this prospectus.

We may be responsible for corruption and anti-bribery law violations.

The Company’s business activities are subject to the to the United States Foreign Corrupt Practices Act (the “FCPA”) and other anti-bribery and anti-corruption laws of the United States and other countries in which the Company operates, as well as U.S. and certain foreign export controls and trade sanctions which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA or other anti-bribery laws for which the Company may be held responsible. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

We are subject to foreign exchange risks.

As the Company grows and does business in foreign markets, including the United States and Europe, it is quite possible that transactions will take place in foreign currencies. At this point the Company does not participate in hedging activities. Although the Company cannot predict the effect of possible foreign exchange losses in the future, if such losses occurred, they could have a material adverse effect on the Company’s business, results of operation, and financial condition. In addition, fluctuations in exchange rates could affect the pricing of the Company’s products and negatively influence customer demand.

We are subject to taxation risks and changing rules by different tax authorities.

Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by the Company, the result of which could have a material adverse effect on the Company’s financial condition and results of operations.

We are subject to a number of risks and hazards and may not be sufficiently insured for all of them.

The Company’s business is subject to a number of general risks and hazards, including general liability. Such occurrences could result in damage to property, inventory or facilities, personal injury or death to end-customers or operators, damage to the properties of the Company or the properties of others, monetary losses and possible legal liability. Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial performance and results of operations.

We will devote significant resources to regulatory compliance as a public entity.

As a public company, the Company incurs significant legal, accounting and other expenses. Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in recent years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 - Audit Committees and National Instrument 58-101—Disclosure of Corporate Governance Practices.

The Company’s management and other personnel will devote a substantial amount of time to regulatory compliance initiatives. Moreover, these rules and regulations will increase the Company’s legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for the Company to obtain director and officer liability insurance.

The Company’s testing, or any subsequent testing by the Company’s independent auditor, has in the past and may in the future reveal deficiencies in the Company’s internal control over financial reporting that are deemed to be material weaknesses. The Company will incur substantial accounting expense and expend significant management efforts to comply with internal control over financial reporting requirements. The Company currently does not have an internal audit group, and the Company anticipates hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if the Company is not able to comply with these requirements in a timely manner or if the Company or the Company’s independent auditor identifies deficiencies in the Company’s internal control over financial reporting that are deemed to be material weaknesses, the market price of the Common Shares could decline, and the Company could be subject to sanctions or investigations by applicable securities regulatory authorities, which would require additional financial and management resources.

In the past, we have had to restate our previously issued consolidated financial statements and as part of that process identified a material weakness in our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022. If we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations.

Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, and in conjunction with the reaudit of our consolidated financial statements by our new auditor, KPMG LLP, we determined that there were a number of areas where our historical consolidated financial statements for the periods ending December 31, 2022 and 2021 required adjustment largely related to the accounting treatment of select financial instruments (notably convertible debt instruments and warrant valuations) and their classification as liabilities versus shareholders equity. As a result of this restatement, our management re-evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022. Management concluded that our disclosure controls and procedures were not effective as of December 31, 2022, and that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in disclosure controls and procedures and internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Effective disclosure controls and procedures and internal control over financial reporting is necessary for us to provide reliable financial reporting and prevent fraud. Specifically, there was insufficient review of the classification of liabilities and equity under IAS 32 and the valuation of instruments in accordance with IFRS 13. We are working to remediate the material weakness, but we cannot be certain that we will be able to do so in a timely or efficient manner. Even if we are able to successfully remediate the material weakness, we may identify additional material weaknesses in the future.

As a company that intends to list securities in the United States, we will be required to comply with the requirements of the Exchange Act, Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the listing standards of the Nasdaq Capital Market, including, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.

We are also continuing to improve our internal control over financial reporting. Pursuant to the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report on Form 40-F after we become subject to the reporting requirements of the Exchange Act, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting. To achieve compliance with this requirement within the prescribed time period, we will be engaging in a process to document and evaluate our internal control over financial reporting under such rules, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, has in the past and may in the future reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could adversely impact our ability to report our financial condition and results of operations on a timely and accurate basis and could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our Common Shares. In addition, we could be subject to sanctions or investigations by Nasdaq, the SEC and other regulatory authorities. We also face potential for litigation or other disputes which may include, among others, claims invoking the securities laws, contractual claims or other claims arising from the restatement and the material weakness in our disclosure controls and procedures and internal control over financial reporting and the preparation of our financial statements. As of the date of this prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could adversely affect our business, financial condition and results of operations.

Risks Relating to Marketing, Reimbursement, Healthcare Regulations and Ongoing Regulatory Compliance

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably.

The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors, including government agencies. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Coverage may be more limited than the purposes for which a therapeutic is approved by the FDA or comparable regulatory authorities in other jurisdictions.

In the United States and some other jurisdictions, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”) an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare, and private payors often follow CMS’ coverage decisions. Other jurisdictions have agencies, such as the National Institute for Health and Care Excellence in the UK, that evaluate the use and cost-effectiveness of therapies, which impact the utilization and price of the medicine in such jurisdiction.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to maintain pricing sufficient to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

We intend to seek approval to market our product candidates in different jurisdictions, which could include the United States, Canada and other selected foreign jurisdictions. If we obtain approval in any of these jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. Market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures. Thus, even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States, Canada, and elsewhere play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services and certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business or financial arrangements.

The applicable U.S. federal, state and other healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The term remuneration has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of renumeration is to induce referrals, the federal Anti-Kickback Statute is violated. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, a claim submitted for payment to any federal healthcare program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (“FCA”). The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•

the federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs; knowingly making, using, or causing to be made or used, a false record or statement material to a false, fictitious or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

•

HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA fraud provisions without actual knowledge of the statute or specific intent to violate it;

•

HIPAA, as amended by HITECH, and their respective implementing regulations, which impose, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates,” those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and their covered subcontractors, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there are additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

•

the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians and their immediate family members.

•

federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•

analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers and may be broader in scope than their federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources, including the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information, some of which may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which became effective in May 2018) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of the aforementioned laws are uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming, costly, and can divert a company’s attention from the business.

It is possible that governmental and enforcement authorities will conclude that our business practices, including our arrangements with physicians and other healthcare providers, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. In addition, the approval and commercialization of any product candidate in other countries will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. All of these could harm our ability to operate our business and our financial results.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in U.S., Canadian, and foreign regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements;

(ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative initiatives and regulatory changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the ACA was enacted, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; established annual fees and taxes on manufacturers of certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Other legislative changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and, due to subsequent legislative amendments will remain in effect through 2032. Moreover, there has recently been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including:

•

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

•

On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

•

On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

•

On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022 (the “IRA”), which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the IRA may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025, and eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures, including the prescription drug provisions under the Inflation Reduction Act, as well as other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business.

These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biologic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the extent to which state and federal governments cover particular healthcare products and services and could limit the amounts that the federal and state governments will pay for healthcare products and services. This could result in reduced demand for any product candidate we develop or could result in additional pricing pressures.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Risks Relating to our Securities

The market price of the Common Shares may be volatile.

The market price of the Common Shares may fluctuate due to a variety of factors relative to our business, including the following:

•

announcements by us or our competitors of new products, product candidates or new uses for existing products, significant contracts, commercial relationships or capital commitments and the timing of these introductions or announcements;

•	actions by any of our collaborators regarding our product candidates they are developing, including announcements regarding clinical or regulatory decisions or developments of our collaboration;

•	unanticipated serious safety concerns related to the use of any of our products and product candidates;

•

negative or inconclusive results from clinical trials of our product candidates, leading to a decision or requirement to conduct additional pre-clinical testing or clinical trials or resulting in a decision to terminate the continued development of a product candidate;

•	delays of clinical trials of our product candidates;

•	failure to obtain or delays in obtaining or maintaining product approvals or clearances from regulatory authorities;

•	adverse regulatory or reimbursement announcements;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, licenses, joint ventures or capital commitments;

•	the results of our efforts to discover or develop additional product candidates;

•	our dependence on third parties, including our collaborators, CROs, clinical trial sponsors and clinical investigators;

•	regulatory or legal developments in Canada, the U.S. or other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual or anticipated quarterly variations in our financial results or those of our competitors;

•	sales of common shares by us, our insiders or our shareholders in the future, as well as the overall trading volume of the Common Shares;

•	changes in the structure of healthcare payment systems;

•	commencement of, or our involvement in, litigation;

•	general economic, industry and market conditions;

•

market conditions in the pharmaceutical and biotechnology sectors and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	the other factors described in this “Risk Factors” section.

The effect of these and other factors on the market price of the Common Shares on the TSX or any other exchange that we list securities on in the future, such as the Nasdaq Capital Market if the Common Shares are listed on such exchange, cannot be predicted. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Investors may lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment in the Company. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

We have no history of dividends.

To date, the Company has not paid any dividends on the outstanding Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on its shares will be made at the discretion of the Board and will depend on the Company’s earnings, financial requirements and other conditions existing at such time.

Our existing executive officers and directors own a significant percentage of Common Shares and may have a significant impact over matters submitted to the Company’s shareholders for approval.

The Company’s executive officers and directors own approximately 9.68% of the issued Common Shares as of September 30, 2023. As a result, these shareholders, if they acted together, could significantly impact all matters requiring approval by the Company’s shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with the Company’s interests or the interests of other shareholders. This may also prevent or discourage unsolicited acquisition proposals or offers for the Common Shares that other shareholders may feel are in their best interest.

Future sales of Common Shares by our existing shareholders could cause the Company’s share price to decline.

Subject to compliance with applicable securities laws, the Company’s officers, directors and significant shareholders may sell some or all of their Common Shares in the future. No prediction can be made as to the effect, if any, such future sales of Common Shares will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by the Company’s officers, directors and significant shareholders or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares.

We will need to raise additional financing in the future which may dilute our share capital.

The Company’s Articles permit the issuance of an unlimited number of Common Shares. Future issuance of Common Shares will result in dilution to the existing shareholders. Additionally, future sales of the Common Shares into the public market may lower the market price that may result in losses to the Company’s shareholders. The Company may, from time to time, issue stock options to purchase additional Common Shares in accordance with the policies of the TSX and, if applicable, the Nasdaq Capital Market. Most of these Common Shares, including the Common Shares to be issued upon exercise of options, are freely tradable or will be freely tradeable after a four-month restriction period. Sales of substantial amounts of the Common Shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of Common Shares.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline.

The trading market for Common Shares will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our Common Shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Common Shares price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our Common Shares to decline.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable prospectus supplement relating to that offering of Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.

By the nature of its business as a clinical-stage pharmaceutical company, the Company had negative operating cash flow for its most recent interim financial period and financial year. To the extent the Company has negative cashflows in future periods, the Company may use a portion of its general working capital to fund such negative cash flow. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

Since September 30, 2023, the date of our unaudited condensed interim consolidated financial statements for the most recently completed financial period, there have been no material changes in our consolidated share or debt capital.

PRIOR SALES

Information regarding our Common Shares that we issued within the previous twelve-month period, including Common Shares that we issued upon the exercise of stock options or the settlement of performance share units granted under our equity incentive plans, will be provided as required in a prospectus supplement with respect to the issuance of Securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “EPRX” and the Listed Warrants are listed and posted for trading on the TSX under the symbols “EPRX.WT” and “EPRX.WT.A”. Trading price and volume information for the Company’s Securities listed on the TSX will be provided as required in each prospectus supplement to this prospectus.

The Company has applied to list the Common Shares on the Nasdaq Capital Market. Listing is subject to the Company fulfilling all of the requirements of the Nasdaq Capital Market. Should our Common Shares be listed on the Nasdaq Capital Market, the applicable trading price and volume information for the Company’s Securities will be provided as required in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions contained in our notice of articles and articles (the “Articles”). These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles.

The authorized share capital of the Company consists of (i) an unlimited number of Common Shares without par value and (ii) an unlimited number of preferred shares without par value, issuable in series. As of the date of this prospectus, the Company had 27,361,868 Common Shares issued and outstanding. The maximum number of additional Common Shares issuable, should all convertible rights be exercised are as follows:

Common Shares Issuable:	As of the date of Prospectus
Options(1)	3,518,240
2013 Warrants(2)	380,921
Founders Warrants(3)	315,500
Underlying Founders Warrants(4)	315,500
Class B Shares(5)	562,500
Warrants – Listed EPRX.WT(6)	2,826,274
Warrants – Listed EPRX.WT.A(7)	5,196,550
Compensation Warrants(8)	50,054
Nordic Warrants(9)	39,228
SVB Debt Facility(10)	2,118,246

Total Common Shares Issuable	15,323,013

Notes:

(1)	Represents options outstanding under the Company’s stock option plan, each having an exercise price between $1.90 and $8.00 and expiry dates ranging from March 31, 2025 to September 26, 2033.
(2)

Represents common share purchase warrants to acquire up to 380,921 Common Shares at an exercise price of $0.7572 per share, with each such common share purchase warrant expiring 120 days after the warrant holder or the holder’s spouse ceases to be a director, officer or consultant of the Company.

(3)

Represents common share purchase warrants to acquire 315,500 units, with each unit consisting of one Common Share and one underlying common share purchase warrant (an “Underlying Founder Warrant”) at an exercise price of $0.4984 per unit, expiring 120 days after the warrant holder ceases to be a director, officer or consultant of the Company.

(4)	Represents Underlying Founder Warrants to acquire up to 315,500 Common Shares, at an exercise price of $0.75 per share, expiring two years from the date of exercise of the Underlying Founder Warrant.
(5)

Represents 562,500 Common Shares that are issuable upon conversion of the 225 Class B Shares of Eupraxia Pharma Inc., the Company’s subsidiary, held by Amanda Malone, the Chief Scientific Officer of the Company. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Ms. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026 if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Ms. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

(6)

Each common share purchase warrant is exercisable into one common share of the Company (each, a “Warrant Share”) at an exercise price of $11.20 per Warrant Share at any time prior to 5:00 p.m. (Eastern time) on the date that is five years following the closing of the Company’s initial public offering in Canada, subject to adjustment in certain events. The common share purchase warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than $22.40 for five consecutive trading days.

(7)

Each common share purchase warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.00 per Common Share for a period of 48 months following the closing date of the Company’s overnight marketed public offering (the “Offering”), being April 20, 2022. Of the 7,331,550 warrants issued, 2,135,000 warrants have been exercised as of the date hereof.

(8)

500,538 common share purchase warrants were issued to the agents of the Offering and represents 7% of the units issued in the Offering including the over-allotment option (the “Compensation Warrants”). Each Compensation Warrant shall entitle the agents to acquire a Common Share at the price of $2.05 for a period of 48 months following completion of the Offering, being April 20, 2022. 450,484 Compensation Warrants have been exercised to date.

(9)

Each Nordic Warrant is exercisable into one Common Share at an exercise price of $11.20 per share at any time prior to 5:00 p.m. (Eastern time) on April 29, 2026, subject to adjustment in certain events. The Nordic Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than $22.40 for five consecutive trading days.

(10)

SVB may elect to convert the principal amount of the convertible debt into Common Shares at a conversion price equal to $5.68 per Common Share. SVB may also elect to convert accrued and unpaid interest, the conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable at the time of conversion.

Common Shares

Each Common Share entitles the holder thereof to one vote at any meeting of our shareholders. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board. After the holders of preferred shares have first received from the property and assets of the Company the amount they are entitled to, the holders of Common Shares have the right to receive the Company’s remaining property and assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up. The preferred shares are entitled to priority over the Common Shares with respect to the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary. The preferred shares are only entitled to the voting rights and dividends as provided in the special rights and restrictions attached to any particular series.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus.

The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province or territory thereof and authorized to carry on business as a trustee (each, a “Trustee”). Such indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedarplus.ca and www.sec.gov/edgar.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

•	the designation, aggregate principal amount and authorized denominations of such debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;

•	whether the payment of the debt securities will be guaranteed by any other person;

•

the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

•

whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

•

whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;

•

whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

•	whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;

•	the denominations in which the Company will issue any registered and unregistered debt securities;

•

the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;

•	whether payments on the debt securities will be payable with reference to any index or formula;

•

if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•	whether the debt securities will be issued as Global Securities (as defined below) and, if so, the identity of the Depositary (as defined below) for the Global Securities;

•	whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;

•

the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;

•	any events of default or covenants applicable to the debt securities;

•	any terms under which debt securities may be defeased, whether at or prior to maturity;

•	whether the holders of any series of debt securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

•	the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued;

•	whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

•

any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these debt securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and ratably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and ratably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants. The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other Securities, and warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions and the United States after we have entered into it, and will be available electronically on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) in Canada will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of equity warrants;

•	the price at which the equity warrants will be offered;

•	the currency or currencies in which the equity warrants will be offered;

•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

•

the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

•

the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

•	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the equity warrants and the related Securities will be transferable separately;

•	whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material U.S. and Canadian federal income tax consequences of owning the equity warrants;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

•	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of debt warrants;

•	the price at which the debt warrants will be offered;

•	the currency or currencies in which the debt warrants will be offered;

•	the designation and terms of any Securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the debt warrants and the related Securities will be transferable separately;

•

the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

•	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of debt warrants that may be exercised at any one time;

•	whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

•	material U.S. and Canadian federal income tax consequences of owning the debt warrants;

•	whether we have applied to list the debt warrants or the underlying debt securities on an exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and

•	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

The Company may issue units, which may consist of one or more of Common Shares, preferred shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the Securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

•	the designation and aggregate number of units being offered;

•	the price at which the units will be offered;

•	the designation, number and terms of the Securities comprising the units and any agreement governing the units;

•	the date or dates, if any, on or after which the Securities comprising the units will be transferable separately;

•	whether we will apply to list the units or any of the individual Securities comprising the units on any exchange;

•	material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the Securities comprising the units; and

•	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other Securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, preferred shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province or territory thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada and the United States after it has been entered into.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of subscription receipts being offered;

•	the price at which the subscription receipts will be offered;

•

the designation, number and terms of the Common Shares, preferred shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

•	the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, preferred shares, warrants and/or debt securities;

•	the procedures for the issuance and delivery of the Common Shares, preferred shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, preferred shares, warrants and/or debt securities upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, preferred shares, warrants and/or debt securities pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•

if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

•

procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether we will issue the subscription receipts as Global Securities and, if so, the identity of the depositary for the Global Securities;

•	whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, preferred shares, warrants or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we will apply to list the subscription receipts on any exchange;

•	material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

•	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the subscription receipts and the amount paid upon conversion of the subscription receipts (if any) upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of the Company. Holders of subscription receipts are entitled only to receive Common Shares, preferred shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, preferred shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

SELLING SECURITYHOLDERS

Our Securities may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our Securities by selling securityholders will include the following information:

•	the names of the selling securityholders and, where the selling securityholder is not an individual, the name of the principal securityholder of such selling securityholder to the extent known;

•	the number or amount of our Securities owned, controlled or directed by each selling securityholder;

•	the number or amount of our Securities being distributed for the account of each selling securityholder;

•

the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; and

•	whether our Securities are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

We may issue our Securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers, (iii) in connection with acquisitions of assets or shares or another entity or company or (iv) in connection with the exercise or conversion of Securities outstanding as of the date hereof, including, without limitation, outstanding warrants to purchase Common Shares. The consideration for an acquisition of assets or shares of another entity or company may consist of any of the Securities covered hereby separately, a combination of such Securities, or any combination of, among other things, Securities, cash or the assumption of liabilities.

The issuer has applied to list the Common Shares on the Nasdaq Capital Market. Listing will be subject to the Company fulfilling all of the listing requirements of the Nasdaq Capital Market and such listing may not occur or may be abandoned by the Company.

Each prospectus supplement with respect to our Securities being offered will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the number and the purchase price of, and form of consideration for, our Securities;

•	any proceeds to the Company from such sale; and

•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our Securities offered by that prospectus supplement.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of our Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Each class or series of preferred shares, debt securities, subscription receipts, warrants and units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the preferred shares, debt securities, warrants, subscription receipts or units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the preferred shares, debt securities, warrants, subscription receipts or units may be sold and purchasers may not be able to resell preferred shares, debt securities, warrants, subscription receipts or units purchased under this prospectus or any prospectus supplement. This may affect the pricing of the preferred shares, debt securities, warrants, subscription receipts or units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the preferred shares, debt securities, warrants, subscription receipts or units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the preferred shares, debt securities, warrants, subscription receipts or units or as to the liquidity of the trading market, if any, for the preferred shares, debt securities, warrants, subscription receipts or units.

No underwriter or dealer involved in an “at-the-market” distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an “at-the-market” distribution of our securities or effect any other transactions that are intended to stabilize the market price of our securities during an “at-the-market” distribution. In connection with any offering of Securities, except as otherwise set out in a prospectus supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of Securities by certain selling securityholders.

The selling securityholders may sell all or a portion of the Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	an exchange distribution;

•	short sales;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling the Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Securities in the course of hedging in positions they assume. The selling securityholders may also sell the Securities short and deliver the Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge the Securities to broker-dealers that in turn may sell such shares.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our Securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to our Securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

INTEREST OF EXPERT

There is no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by such person or company and who is named as having prepared or certified a report, valuation, statement or opinion in this prospectus other than KPMG LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP. KPMG LLP has confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The registrar and transfer agent for the Common Shares is and the Warrant Agent in respect of the Listed Warrants is TSX Trust Company at its principal offices in Vancouver, British Columbia.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR+ and any document we file with, or furnish to, the SEC on EDGAR, and may be accessed at www.sec.gov/edgar. Please note that the SEC’s website and the website containing Canadian securities regulatory filings are included in this prospectus and any applicable prospectus supplement as inactive textual references only. The information contained on such websites is not incorporated by reference in this prospectus and any applicable prospectus supplement and should not be considered part of this prospectus or any applicable prospectus supplement, except as explicitly described in the section titled “Documents Incorporated by Reference”.

AGENT FOR SERVICE OF PROCESS

Certain directors of the Company reside outside of Canada. As a result of the persons named below residing outside of Canada, each of them has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Michael Wilmink	Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the Business Corporations Act (British Columbia). Most of our directors and officers are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We will file with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

● COMMON SHARES

Pre-funded Warrants to Purchase up to ● Common Shares

EUPRAXIA PHARMACEUTICALS INC.

PRELIMINARY PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Cantor	LifeSci Capital

●, 2026